Exhibit 99.3

Cenovus Energy Inc.
Consolidated Financial Statements
For the Year Ended December 31, 2024
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2024

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	2

REPORT OF MANAGEMENT
Management’s Responsibility for the Consolidated Financial Statements
The accompanying Consolidated Financial Statements of Cenovus Energy Inc. are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with International Financial Reporting Accounting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect Management’s best judgments.
The Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee which is made up of four independent directors. The Audit Committee has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes – Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets with Management and the independent auditors on at least a quarterly basis to review and recommend the approval of the interim Consolidated Financial Statements and Management’s Discussion and Analysis to the Board of Directors prior to their public release, as well as annually to review the annual Consolidated Financial Statements and Management’s Discussion and Analysis and recommend their approval to the Board of Directors.
Management’s Assessment of Internal Control Over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the design and effectiveness of internal control over financial reporting as at December 31, 2024. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on their evaluation, Management has concluded that internal control over financial reporting was effective as at December 31, 2024.
PricewaterhouseCoopers LLP, an independent registered public accounting firm, was appointed to audit and provide independent opinions on both the Consolidated Financial Statements and internal control over financial reporting as at December 31, 2024, as stated in their Report of Independent Registered Public Accounting Firm dated February 19, 2025. PricewaterhouseCoopers LLP has provided such opinions.

/s/ Jonathan M. McKenzie	/s/ Karamjit S. Sandhar
Jonathan M. McKenzie	Karamjit S. Sandhar
President & Chief Executive Officer	Executive Vice-President & Chief Financial Officer
Cenovus Energy Inc.	Cenovus Energy Inc.

February 19, 2025

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Cenovus Energy Inc.
Opinions on the Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Cenovus Energy Inc. and its subsidiaries (together, the Company) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income (loss), of equity and of cash flows for the years then ended, including the related notes (collectively referred to as the Consolidated Financial Statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s Consolidated Financial Statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the Consolidated Financial Statements included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the Consolidated Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the Consolidated Financial Statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the Consolidated Financial Statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impact of Crude Oil and Natural Gas Reserves (together, the Reserves) on Property, Plant and Equipment (PP&E), Net within the Oil Sands and Offshore Segments
As described in Notes 1, 3, 9, 16 and 36 to the Consolidated Financial Statements, Management assesses its cash-generating units (CGUs) for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount of a CGU, which is net of accumulated depreciation, depletion and amortization (DD&A) and net impairment losses, may exceed its recoverable amount. Management calculates depletion for Oil Sands PP&E using the unit-of-production method based on estimated proved reserves. For Offshore PP&E, Management calculates depletion using the unit-of-production method based on estimated proved developed producing reserves or proved plus probable reserves. Costs subject to depletion include estimated future development costs to be incurred in developing those proved or proved plus probable reserves. As of December 31, 2024, the Company had $24.6 billion and $3.4 billion in Oil Sands and Offshore PP&E, net, respectively. In aggregate, the Company recognized $3.7 billion of DD&A expense and noted no indicators of impairment related to PP&E in the Oil Sands and Offshore segments in the year ended December 31, 2024. Estimating reserves requires the use of significant assumptions and judgments by Management related to expected future production volumes, future development and operating expenses, as well as forward commodity prices. Management’s estimates of reserves used for the calculation of DD&A expense related to PP&E in the Oil Sands and Offshore segments have been developed by Management’s specialists, specifically independent qualified reserves evaluators.
The principal considerations for our determination that performing procedures relating to the impact of reserves on PP&E, net, within the Oil Sands and Offshore segments is a critical audit matter are (i) the significant amount of judgment required by Management, including the use of Management’s specialists, when developing the estimates of reserves; and (ii) there was a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to expected future production volumes, future development and operating expenses, as well as forward commodity prices.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s estimates of reserves and the calculation of DD&A expenses related to PP&E in the Oil Sands and Offshore segments. These procedures also included, among others, testing Management’s process for determining DD&A expense for the Oil Sands and Offshore segments, which included for certain properties (i) evaluating the appropriateness of the methods used by Management in making these estimates; (ii) testing the completeness and accuracy of the underlying data used in Management’s estimates of reserves; (iii) assessing the reasonability of the significant assumptions related to expected future production volumes, future development and operating expenses, as well as forward commodity prices, and (iv) testing the unit-of-production rates used to calculate DD&A expense. The work of Management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimated reserves used in the calculation of DD&A expense related to PP&E in the Oil Sands and Offshore segments. As a basis for using this work, the specialists’ qualifications were understood, and the Company’s relationship with the specialists was assessed. The procedures performed also included for certain properties within the Oil Sands and Offshore segments, evaluation of the methods and significant assumptions used by the specialists, tests of data used by the specialists and an evaluation of the specialists’ findings. Evaluating the significant assumptions used by Management’s specialists related to expected future production volumes, future development and operating expenses, as well as forward commodity prices involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company and consistency with industry pricing forecasts and evidence obtained in other areas of the audit, as applicable.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	5

Impairment Assessment of PP&E for each of the Wood River, Toledo, and Lima CGUs within the U.S. Refining Segment
As described in Notes 1, 3, 9, 16 and 36 to the Consolidated Financial Statements, Management assesses its CGUs for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount of a CGU, which is net of accumulated DD&A including net impairment losses, may exceed its recoverable amount. If indicators of impairment exist, the recoverable amount of the CGU is estimated as the greater of value-in-use and fair value less costs of disposal (FVLCOD). As of December 31, 2024, the Company had $5.5 billion of PP&E assets net of accumulated DD&A including net impairment losses relating to the U.S. Refining segment, of which the majority related to the Wood River, Toledo, and Lima CGUs. Management identified indicators of impairment for these CGUs and performed impairment assessments for each of these CGUs as of December 31, 2024. The recoverable amounts of these CGUs were determined to be greater than their carrying amounts and no impairment charge was recorded. Management determined the recoverable amounts of these CGUs based on their FVLCOD using discounted after-tax cash flows models requiring the use of significant assumptions and judgments by Management related to refined product production, forward crude oil prices, forward crack spreads, net of renewable identification numbers (RINs), future operating expenses, future capital expenditures and discount rates.
The principal considerations for our determination that performing procedures relating to the impairment assessment of PP&E for each of the Wood River, Toledo, and Lima CGUs within the U.S. Refining segment is a critical audit matter are (i) the significant amount of judgment required by Management when developing the recoverable amounts for these CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures relating to the significant assumptions used in developing these estimates including refined product production, forward crude oil prices, forward crack spreads, net of RINs, future operating expenses, future capital expenditures and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Consolidated Financial Statements. These procedures included testing the effectiveness of controls relating to Management’s determination of the recoverable amounts of the Wood River, Toledo, and Lima CGUs within the U.S. Refining segment. These procedures also included, among others, testing Management’s process for determining the recoverable amounts of these CGUs, which included (i) evaluating the appropriateness of the methods used by Management in making these estimates; (ii) testing the completeness and accuracy of underlying data used in these models; and (iii) assessing the reasonability of the significant assumptions used by Management, including refined product production, forward crude oil prices, forward crack spreads, net of RINs, future operating expenses, future capital expenditures and discount rates. Evaluating these significant assumptions used by Management involved assessing whether they were reasonable considering the current and past performance of the Company, consistency with industry pricing forecasts and consistency with evidence obtained in other areas of the audit, as applicable. Professionals with specialized skill and knowledge were used to assist in evaluating the overall reasonableness of the recoverable amounts of these CGUs, including the discount rates.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Calgary, Alberta, Canada
February 19, 2025
We have served as the Company’s auditor since 2008.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the years ended December 31,
($ millions, except per share amounts)

	Notes	2024	2023

Revenues (1)	1	54,277	52,204
Expenses	1
Purchased Product, Transportation and Blending (1)		36,641	34,856
Operating		6,841	6,352
(Gain) Loss on Risk Management	32	58	61
Depreciation, Depletion, Amortization and Exploration Expense (1)	15,16,17	4,940	4,686
(Income) Loss From Equity-Accounted Affiliates	18	(66)	(51)
General and Administrative	6	794	688
Finance Costs, Net (1)	7	514	538
Integration, Transaction and Other Costs		166	85
Foreign Exchange (Gain) Loss, Net	8	462	(67)
(Gain) Loss on Divestiture of Assets (1)	5	(119)	20
Re-measurement of Contingent Payments	23	30	59
Other (Income) Loss, Net		(55)	(63)
Earnings (Loss) Before Income Tax		4,071	5,040
Income Tax Expense (Recovery)	10	929	931
Net Earnings (Loss)		3,142	4,109

Other Comprehensive Income (Loss), Net of Tax	28
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits	26	14	(44)
Change in the Fair Value of Equity Instruments at FVOCI (2)	32	71	56
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		1,020	(274)
Total Other Comprehensive Income (Loss), Net of Tax		1,105	(262)
Comprehensive Income (Loss)		4,247	3,847

Net Earnings (Loss) Per Common Share ($)	11
Basic		1.68	2.15
Diluted		1.67	2.09

(1)Revised presentation as of January 1, 2024. See Note 4.
(2)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the Consolidated Financial Statements.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	7

CONSOLIDATED BALANCE SHEETS
As at December 31,
($ millions)

	Notes	2024	2023

Assets
Current Assets
Cash and Cash Equivalents	12	3,093	2,227
Accounts Receivable and Accrued Revenues	13	2,614	3,035
Income Tax Receivable		231	416
Inventories	14	4,496	4,030
Total Current Assets		10,434	9,708
Restricted Cash	24	241	211
Exploration and Evaluation Assets, Net	1,15	484	738
Property, Plant and Equipment, Net	1,16	38,568	37,250
Right-of-Use Assets, Net	1,17	1,950	1,680
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates	18	399	366
Other Assets	19	451	318
Deferred Income Taxes	10	1,064	696
Goodwill	1,20	2,923	2,923
Total Assets		56,539	53,915

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities	21	6,242	5,480
Income Tax Payable		396	88
Short-Term Borrowings	22	173	179
Long-Term Debt	22	192	—
Lease Liabilities	17	359	299
Contingent Payments	23	—	164
Total Current Liabilities		7,362	6,210
Long-Term Debt	22	7,342	7,108
Lease Liabilities	17	2,568	2,359
Decommissioning Liabilities	24	4,534	4,155
Other Liabilities	25	919	1,183
Deferred Income Taxes	10	4,045	4,188
Total Liabilities		26,770	25,203
Shareholders’ Equity		29,754	28,698
Non-Controlling Interest		15	14
Total Liabilities and Equity		56,539	53,915

Commitments and Contingencies	35
See accompanying Notes to the Consolidated Financial Statements.

/s/ Alexander J. Pourbaix	/s/ Jane E. Kinney
Alexander J. Pourbaix	Jane E. Kinney
Director	Director
Cenovus Energy Inc.	Cenovus Energy Inc.

February 19, 2025

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	8

CONSOLIDATED STATEMENTS OF EQUITY
($ millions)

	Shareholders’ Equity
	Common Shares	Treasury Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 27)	(Note 27)	(Note 27)	(Note 27)	(Note 27)		(Note 28)

As at December 31, 2022	16,320	—	519	184	2,691	6,392	1,470	27,576
Net Earnings (Loss)	—	—	—	—	—	4,109	—	4,109
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	(262)	(262)
Total Comprehensive Income (Loss)	—	—	—	—	—	4,109	(262)	3,847
Common Shares Issued Under Stock Option Plans	58	—	—	—	(12)	—	—	46
Purchase of Common Shares Under NCIB (2)	(373)	—	—	—	(688)	—	—	(1,061)
Warrants Exercised	26	—	—	(8)	—	—	—	18
Warrants Purchased and Cancelled	—	—	—	(151)	—	(562)	—	(713)
Stock-Based Compensation Expense	—	—	—	—	11	—	—	11
Base Dividends on Common Shares	—	—	—	—	—	(990)	—	(990)
Dividends on Preferred Shares	—	—	—	—	—	(36)	—	(36)
As at December 31, 2023	16,031	—	519	25	2,002	8,913	1,208	28,698
Net Earnings (Loss)	—	—	—	—	—	3,142	—	3,142
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	1,105	1,105
Total Comprehensive Income (Loss)	—	—	—	—	—	3,142	1,105	4,247
Common Shares Issued Under Stock Option Plans	68	—	—	—	(16)	—	—	52
Purchase of Common Shares Under NCIB (2)	(479)	—	—	—	(966)	—	—	(1,445)
Purchase of Common Shares Under Employee Benefit Plan	—	(43)	—	—	—	—	—	(43)
Preferred Shares Redeemed	—	—	(163)	—	(87)	—	—	(250)
Warrants Exercised	39	—	—	(13)	—	—	—	26
Stock-Based Compensation Expense	—	—	—	—	11	—	—	11
Base Dividends on Common Shares	—	—	—	—	—	(1,255)	—	(1,255)
Variable Dividends on Common Shares	—	—	—	—	—	(251)	—	(251)
Dividends on Preferred Shares	—	—	—	—	—	(36)	—	(36)
As at December 31, 2024	15,659	(43)	356	12	944	10,513	2,313	29,754

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). For the year ended December 31, 2024, amount includes taxes payable on purchase of shares.
See accompanying Notes to the Consolidated Financial Statements.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	9

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,
($ millions)

	Notes	2024	2023

Operating Activities
Net Earnings (Loss)		3,142	4,109
Depreciation, Depletion and Amortization	16,17	4,871	4,644
Deferred Income Tax Expense (Recovery)	10	(474)	(250)
Unrealized (Gain) Loss on Risk Management	32	12	52
Unrealized Foreign Exchange (Gain) Loss	8	550	(210)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		—	98
(Gain) Loss on Divestiture of Assets (1)	5	(119)	20
Re-measurement of Contingent Payments	23	30	59
Unwinding of Discount on Decommissioning Liabilities	24	225	220
(Income) Loss From Equity-Accounted Affiliates	18	(66)	(51)
Distributions Received From Equity-Accounted Affiliates	18	172	149
Stock-Based Compensation, Net of Payments		(145)	(12)
Other		(34)	(25)
Settlement of Decommissioning Liabilities	24	(234)	(222)
Net Change in Non-Cash Working Capital	34	1,305	(1,193)
Cash From (Used in) Operating Activities		9,235	7,388

Investing Activities
Acquisitions, Net of Cash Acquired	5	(22)	(515)
Capital Investment	1	(5,015)	(4,298)
Proceeds From Divestitures	5	46	12
Net Change in Investments and Other		(80)	(125)
Net Change in Non-Cash Working Capital	34	(55)	(369)
Cash From (Used in) Investing Activities		(5,126)	(5,295)

Net Cash Provided (Used) Before Financing Activities		4,109	2,093

Financing Activities	34
Net Issuance (Repayment) of Short-Term Borrowings		5	58
Repayment of Long-Term Debt	22	—	(1,346)
Principal Repayment of Leases	17	(299)	(288)
Common Shares Issued Under Stock Option Plans		52	46
Purchase of Common Shares Under NCIB	27	(1,445)	(1,061)
Purchase of Common Shares Under Employee Benefit Plan	27	(43)	—
Redemption of Preferred Shares	27	(250)	—
Payment for Purchase of Warrants	27	—	(711)
Proceeds From Exercise of Warrants		26	18
Dividends Paid	11	(1,551)	(1,026)
Other		—	(3)
Cash From (Used in) Financing Activities		(3,505)	(4,313)

Effect of Foreign Exchange on Cash and Cash Equivalents		262	(77)
Increase (Decrease) in Cash and Cash Equivalents		866	(2,297)
Cash and Cash Equivalents, Beginning of Year		2,227	4,524
Cash and Cash Equivalents, End of Year		3,093	2,227

(1)Revised presentation as of January 1, 2024. See Note 4.
See accompanying Notes to the Consolidated Financial Statements.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Ltd. (“HCML”), which is engaged in the exploration for and production of NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. The U.S. Refining segment also includes the jointly-owned Wood River and Borger refineries, held through WRB Refining LP (“WRB”), a jointly-owned entity with operator Phillips 66. Cenovus markets some of its own and third-party refined products including gasoline, diesel, jet fuel and asphalt.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
A) Results of Operations – Segment and Operational Information

	Upstream
	Oil Sands		Conventional		Offshore		Total
For the years ended December 31,	2024	2023	2024	2023	2024	2023	2024	2023
Gross Sales
External Sales	21,857	20,608	1,211	1,488	1,572	1,617	24,640	23,713
Intersegment Sales	6,590	5,584	1,848	1,785	—	—	8,438	7,369
	28,447	26,192	3,059	3,273	1,572	1,617	33,078	31,082
Royalties	(3,274)	(3,059)	(76)	(112)	(99)	(99)	(3,449)	(3,270)
Revenues	25,173	23,133	2,983	3,161	1,473	1,518	29,629	27,812
Expenses
Purchased Product	1,851	1,457	1,823	1,695	—	—	3,674	3,152
Transportation and Blending	11,000	10,774	320	298	11	16	11,331	11,088
Operating	2,511	2,716	555	590	423	384	3,489	3,690
Realized (Gain) Loss on Risk Management	20	17	(6)	(5)	—	—	14	12
Operating Margin	9,791	8,169	291	583	1,039	1,118	11,121	9,870
Unrealized (Gain) Loss on Risk Management	(16)	15	4	(19)	—	—	(12)	(4)
Depreciation, Depletion and Amortization	3,117	2,993	442	386	563	487	4,122	3,866
Exploration Expense	2	19	1	6	66	17	69	42
(Income) Loss From Equity- Accounted Affiliates	(14)	6	2	—	(53)	(57)	(65)	(51)
Segment Income (Loss)	6,702	5,136	(158)	210	463	671	7,007	6,017

	Downstream
	Canadian Refining		U.S. Refining		Total
For the years ended December 31,	2024	2023	2024	2023	2024	2023
Gross Sales
External Sales	4,787	5,385	28,299	26,376	33,086	31,761
Intersegment Sales	523	848	9	17	532	865
	5,310	6,233	28,308	26,393	33,618	32,626
Royalties	—	—	—	—	—	—
Revenues	5,310	6,233	28,308	26,393	33,618	32,626
Expenses
Purchased Product	4,483	4,919	25,769	23,354	30,252	28,273
Transportation and Blending	—	—	—	—	—	—
Operating	907	639	2,763	2,562	3,670	3,201
Realized (Gain) Loss on Risk Management	—	—	8	—	8	—
Operating Margin	(80)	675	(232)	477	(312)	1,152
Unrealized (Gain) Loss on Risk Management	—	—	8	(17)	8	(17)
Depreciation, Depletion and Amortization	185	185	462	486	647	671
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	(265)	490	(702)	8	(967)	498

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

	Corporate and Eliminations		Consolidated
For the years ended December 31,	2024	2023	2024	2023
Gross Sales
External Sales	—	—	57,726	55,474
Intersegment Sales	(8,970)	(8,234)	—	—
	(8,970)	(8,234)	57,726	55,474
Royalties	—	—	(3,449)	(3,270)
Revenues	(8,970)	(8,234)	54,277	52,204
Expenses
Purchased Product	(7,823)	(6,710)	26,103	24,715
Transportation and Blending	(793)	(947)	10,538	10,141
Purchased Product, Transportation and Blending (1)	(8,616)	(7,657)	36,641	34,856
Operating	(318)	(539)	6,841	6,352
Realized (Gain) Loss on Risk Management	24	(3)	46	9
Unrealized (Gain) Loss on Risk Management	16	73	12	52
Depreciation, Depletion and Amortization	102	107	4,871	4,644
Exploration Expense	—	—	69	42
(Income) Loss From Equity-Accounted Affiliates	(1)	—	(66)	(51)
Segment Income (Loss)	(177)	(215)	5,863	6,300
General and Administrative	794	688	794	688
Finance Costs, Net (1)	514	538	514	538
Integration, Transaction and Other Costs	166	85	166	85
Foreign Exchange (Gain) Loss, Net	462	(67)	462	(67)
(Gain) Loss on Divestiture of Assets (1)	(119)	20	(119)	20
Re-measurement of Contingent Payments	30	59	30	59
Other (Income) Loss, Net	(55)	(63)	(55)	(63)
	1,792	1,260	1,792	1,260
Earnings (Loss) Before Income Tax			4,071	5,040
Income Tax Expense (Recovery)			929	931
Net Earnings (Loss)			3,142	4,109
(1)Revised presentation as of January 1, 2024. See Note 4.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
B) External Sales by Product

	Upstream
	Oil Sands		Conventional		Offshore		Total
For the years ended December 31,	2024	2023	2024	2023	2024	2023	2024	2023
Crude Oil	21,183	20,022	207	238	321	401	21,711	20,661
Natural Gas and Other	332	271	648	988	925	901	1,905	2,160
NGLs (1)	342	315	356	262	326	315	1,024	892
External Sales	21,857	20,608	1,211	1,488	1,572	1,617	24,640	23,713

	Downstream
	Canadian Refining		U.S. Refining		Total
For the years ended December 31,	2024	2023	2024	2023	2024	2023
Gasoline	429	522	13,792	12,375	14,221	12,897
Distillates (2)	1,484	1,752	10,632	9,612	12,116	11,364
Synthetic Crude Oil	1,814	1,899	—	—	1,814	1,899
Asphalt	548	537	1,029	864	1,577	1,401
Other Products and Services	512	675	2,846	3,525	3,358	4,200
External Sales	4,787	5,385	28,299	26,376	33,086	31,761
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.
C) Geographical Information

	Revenues (1)
For the years ended December 31,	2024	2023
Canada	26,791	25,128
United States	26,333	25,943
China	1,153	1,133
Consolidated	54,277	52,204
(1)Revenues by country are classified based on where the operations are located.

	Non-Current Assets (1)
As at December 31,	2024	2023
Canada	37,006	35,876
United States	5,902	5,230
China	1,249	1,608
Indonesia	295	344
Consolidated	44,452	43,058
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
Major Customers
In connection with the marketing and sale of Cenovus’s own and purchased crude oil, NGLs, natural gas and refined products for the year ended December 31, 2024, Cenovus had two customers (2023 – two) that individually accounted for more than 10 percent of its consolidated gross sales. Sales to these customers, recognized as major international energy companies with investment grade credit ratings, were approximately $17.7 billion and $8.1 billion, respectively (2023 – $18.0 billion and $7.1 billion, respectively), and are reported across all of the Company’s operating segments.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
As at December 31,	2024	2023	2024	2023	2024	2023
Oil Sands	461	729	24,646	24,443	1,018	849
Conventional	15	—	2,230	2,209	57	1
Offshore	8	9	3,365	2,798	95	102
Canadian Refining	—	—	2,511	2,469	39	28
U.S. Refining	—	—	5,538	5,014	342	268
Corporate and Eliminations	—	—	278	317	399	432
Consolidated	484	738	38,568	37,250	1,950	1,680

	Goodwill		Total Assets
As at December 31,	2024	2023	2024	2023
Oil Sands	2,923	2,923	31,668	31,673
Conventional	—	—	2,610	2,429
Offshore	—	—	4,089	3,511
Canadian Refining	—	—	2,901	2,960
U.S. Refining	—	—	9,517	8,660
Corporate and Eliminations	—	—	5,754	4,682
Consolidated	2,923	2,923	56,539	53,915
E) Capital Expenditures (1)

For the years ended December 31,	2024	2023
Capital Investment
Oil Sands	2,714	2,382
Conventional	421	452
Offshore
Atlantic	1,077	635
Asia Pacific	68	7
Total Upstream	4,280	3,476

Canadian Refining	208	145
U.S. Refining	488	602
Total Downstream	696	747

Corporate and Eliminations	39	75
	5,015	4,298
Acquisitions
Oil Sands	9	37
Conventional	13	5
U.S. Refining (2)	—	385
	22	427

Total Capital Expenditures	5,037	4,725
(1)Includes expenditures on PP&E, E&E assets and capitalized interest. Excludes capital expenditures related to the Company's joint ventures.
(2)In 2023, Cenovus was deemed to have disposed of its pre-existing interest in BP-Husky Refining LLC (“Toledo”) and reacquired it at fair value as required by International Financial Reporting Standard 3, "Business Combinations" (“IFRS 3”). The acquisition capital above does not include the fair value of the pre-existing interest in Toledo of $368 million. See Note 5.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
These Consolidated Financial Statements are presented in Canadian dollars, which is the Company's functional and presentation currency. Certain Cenovus subsidiaries operate in countries other than Canada and have functional currencies other than the Canadian dollar. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) and interpretations of the International Financial Reporting Interpretations Committee.
These Consolidated Financial Statements were prepared on a historical cost basis, except as detailed in the Company’s accounting policies as disclosed in Note 36.
These Consolidated Financial Statements were approved by the Board of Directors effective February 19, 2025.

3. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
The timely preparation of the Consolidated Financial Statements in accordance with IFRS Accounting Standards requires that Management make estimates and assumptions, and use judgment regarding the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
A) Critical Judgments in Applying Accounting Policies
Critical judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recorded in the Company’s Consolidated Financial Statements.
Identification of Cash-Generating Units
Cash generating units (“CGUs”) are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets and allocation of corporate assets into CGUs requires significant judgment and interpretation. Factors considered in the classification include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure, and the manner in which Management monitors and makes decisions about its operations. The recoverability of the Company’s upstream, refining, crude-by-rail, railcars, storage tanks and corporate assets are assessed at the CGU level. As such, the determination of a CGU could have a significant impact on impairment losses and impairment reversals.
Assessment of Impairment Indicators or Impairment Reversals
PP&E, E&E assets and ROU assets are reviewed separately for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. The identification of indicators of impairment or reversal of impairment requires significant judgment.
Exploration and Evaluation Assets
The application of the Company’s accounting policy for E&E expenditures requires judgment in determining whether it is likely that future economic benefit exists when activities have not reached a stage where technical feasibility and commercial viability can be reasonably determined. Factors such as drilling results, future capital programs, future operating expenses, as well as estimated reserves and resources are considered. In addition, Management uses judgment to determine when E&E assets are reclassified to PP&E. In making this determination, various factors are considered, including the existence of reserves, and whether the appropriate approvals have been received from regulatory bodies and the Company’s internal approval process.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
Joint Arrangements
The classification of a joint arrangement that is held in a separate vehicle as either a joint operation or a joint venture requires judgment.
Cenovus has a 50 percent interest in WRB, a jointly-controlled entity. The joint arrangement meets the definition of a joint operation under IFRS 11, “Joint Arrangements” (“IFRS 11”); therefore, the Company’s share of the assets, liabilities, revenues and expenses are recorded in the Consolidated Financial Statements.
Prior to February 28, 2023, Cenovus held a 50 percent interest in Toledo, which was jointly controlled with BP Products North America Inc. (“bp”) and met the definition of a joint operation under IFRS 11. As such, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to February 28, 2023, Cenovus controls Toledo, as defined under IFRS 10, “Consolidated Financial Statements”, and, accordingly, Toledo was consolidated.
In determining the classification of its joint arrangements under IFRS 11, the Company considered the following:
•The original intention of the joint arrangements was to form an integrated North American heavy oil business. Partnerships are “flow-through” entities.
•The agreements require the partners to make contributions if funds are insufficient to meet the obligations or liabilities of the corporation and partnerships. The past development of Toledo and the past and future development of WRB, is dependent on funding from the partners by way of capital contribution commitments, notes payable and loans.
•WRB has third-party debt facilities to cover short-term working capital requirements.
•Phillips 66, as operator of WRB, either directly or through wholly-owned subsidiaries, provides marketing services, purchases necessary feedstock, and arranges for transportation and storage, on the partners' behalf as the agreements prohibit the partners from undertaking these roles themselves. In addition, the joint arrangement does not have employees and, as such, is not capable of performing these roles.
•As the operator of Toledo until February 28, 2023, bp, either directly or through wholly-owned subsidiaries, purchased necessary feedstock, and arranged for transportation and storage, on the partners' behalf.
•In each arrangement, output is taken by the partners, indicating that the partners have the rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.
B) Key Sources of Estimation Uncertainty
Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis, and any revisions to accounting estimates are recorded in the period in which the estimates are revised.
The evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could change assumptions used to determine the recoverable amount of the Company’s PP&E and E&E assets and could affect the carrying value of those assets, may affect future development or viability of exploration prospects, may curtail the expected useful lives of oil and gas assets thereby accelerating depreciation charges and may accelerate decommissioning obligations increasing the present value of the associated provisions. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain. Environmental considerations are built into estimates through the use of key assumptions used to estimate fair value including forward commodity prices, forward crack spreads, net of renewable identification numbers (“RINs”), and discount rates. The energy transition could impact the future prices of commodities. Pricing assumptions used in the determination of recoverable amounts incorporate market expectations and the evolving worldwide demand for energy.
The following are the key assumptions about the future and other key sources of estimation at the end of the reporting period that, if changed, could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.
Crude Oil and Natural Gas Reserves
There are a number of inherent uncertainties associated with estimating crude oil and natural gas reserves. Reserves estimates are dependent upon variables including the expected future production volumes, future development and operating expenses, forward commodity prices, estimated royalty payments and taxes. Changes in these variables could significantly impact the reserves estimates which would affect the impairment test recoverable amount and depreciation, depletion and amortization (“DD&A”) expense of the Company’s crude oil and natural gas assets in the Oil Sands, Conventional and Offshore segments. The Company’s reserves are evaluated annually and reported to the Company by its independent qualified reserves evaluators (“IQREs”).

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
Recoverable Amounts
Determining the recoverable amount of a CGU or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. For the Company’s upstream assets, these estimates include quantity of reserves, expected future production volumes, future development and operating expenses, forward commodity prices and discount rates. Recoverable amounts for the Company’s downstream assets use assumptions such as refined product production, forward crude oil prices, forward crack spreads, net of RINs, future operating expenses, future capital expenditures and discount rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets.
Decommissioning Costs
Provisions are recorded for the future decommissioning and restoration of the Company’s upstream assets, refining assets and crude-by-rail terminal at the end of their economic lives. Management uses judgment to assess the existence of liabilities and estimate the future value. The actual cost of decommissioning and restoration is uncertain and cost estimates may change in response to numerous factors including changes in legal requirements, technological advances, inflation and the timing of expected decommissioning and restoration. In addition, Management determines the appropriate discount rate at the end of each reporting period. This discount rate, which is credit-adjusted, is used to determine the present value of the estimated future cash outflows required to settle the obligation and may change in response to numerous market factors.
Fair Value of Assets Acquired and Liabilities Assumed in a Business Combination
The fair value of assets acquired, liabilities assumed and assets given up in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparable transactions and discounted cash flows. For the Company’s upstream assets, key assumptions in the discounted cash flow models used to estimate fair value include forward commodity prices, expected future production volumes, quantity of reserves, discount rates, and future development and operating expenses. Estimated production volumes and quantity of reserves for acquired oil and gas properties were developed by internal geology and engineering professionals, and IQREs. For downstream assets, key assumptions used to estimate fair value include refined product production, forward crude oil prices, forward crack spreads, net of RINs, future operating expenses, future capital expenditures and discount rates. Changes in these variables could significantly impact the carrying value of the net assets acquired.
Income Tax Provisions
The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. There are usually a number of tax matters under review; therefore, income taxes are subject to measurement uncertainty.
Deferred income tax assets are recorded to the extent that it is probable that the deductible temporary differences will be recoverable in future periods. The recoverability assessment involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flow to offset the tax assets when the reversal occurs and the application of tax laws. There are some transactions for which the ultimate tax determination is uncertain. To the extent that assumptions used in the recoverability assessment change, there may be a significant impact on the Consolidated Financial Statements of future periods.

4. UPDATES TO ACCOUNTING POLICIES
As of January 1, 2024, the Company updated its accounting policies to aggregate certain items presented in the Consolidated Statements of Comprehensive Income (Loss) and Consolidated Statements of Cash Flows to more appropriately reflect the integrated operations of the business. There were no re-measurements of balances. Certain historical disaggregated balances continue to be presented in Note 1.
The following presentation changes were made with comparative periods being re-presented:
•Gross sales and royalties were aggregated and presented as ‘Revenues’.
•Purchased product and transportation and blending were aggregated and presented as ‘Purchased Product, Transportation and Blending’.
•Depreciation, depletion and amortization, and exploration expense were aggregated and presented as ‘Depreciation, Depletion, Amortization and Exploration Expense’.
•Finance costs and interest income were aggregated and presented as ‘Finance Costs, Net’.
•Revaluation (gain) loss and (gain) loss on divestiture of assets were aggregated and presented as ‘(Gain) Loss on Divestiture of Assets’.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

5. ACQUISITIONS AND DIVESTITURES
A) Acquisitions
i) BP-Husky Refining LLC
On February 28, 2023, Cenovus acquired the remaining 50 percent interest in Toledo from bp (the “Toledo Acquisition”). The Toledo Acquisition provides Cenovus full ownership and operatorship of the refinery, and further integrates Cenovus’s heavy oil production and refining capabilities. Total consideration for the Toledo Acquisition was US$378 million (C$514 million) in cash, including cost of working capital.
The Toledo Acquisition was accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at fair value on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, is recorded as goodwill.
ii) Identifiable Assets Acquired and Liabilities Assumed

As at	February 28, 2023
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed
Cash	69
Accounts Receivable and Accrued Revenues	3
Inventories	387
Property, Plant and Equipment	770
Right-of-Use Assets	33
Other Assets	10
Accounts Payable and Accrued Liabilities	(139)
Lease Liabilities	(33)
Decommissioning Liabilities	(5)
Other Liabilities	(73)
Total Identifiable Net Assets	1,022
iii) Goodwill

As at	February 28, 2023
Total Purchase Consideration	514
Fair Value of Pre-Existing 50 Percent Ownership Interest in Toledo	508
Fair Value of Identifiable Net Assets	(1,022)
Goodwill	—
Fair Value of Pre-Existing 50 Percent Ownership Interest in BP-Husky Refining LLC
The acquisition-date fair value of the previously held interest was estimated to be $508 million and the net carrying value of Toledo assets was $554 million. Cenovus recognized a non-cash revaluation loss in (gain) loss on divestiture of assets of $34 million ($23 million, after tax) on the re-measurement of its pre-existing interest in Toledo to fair value, net of $12 million in associated cumulative foreign currency translation adjustments.
iv) Transaction Costs
For the year ended December 31, 2023, transaction costs of $11 million related to the Toledo Acquisition were recognized in net earnings (loss).

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
B) Divestitures
The Company closed a transaction with Athabasca Oil Corporation (“Athabasca”) to create the jointly-controlled Duvernay Energy Corporation (“Duvernay”). Cenovus contributed non-monetary assets with a fair value of $94 million and cash of $18 million, before closing adjustments, in exchange for a 30 percent equity interest in Duvernay. The Company recognized an investment of $84 million in Duvernay and a before-tax gain on divestiture of assets of $65 million (after-tax gain – $50 million), reflecting the difference between the carrying value and fair value of contributed assets to the extent of Athabasca’s share.
The Company also closed the sale of non-core assets in its Conventional segment for net proceeds of $39 million and recorded a before-tax gain of $51 million (after-tax gain – $39 million).

6. GENERAL AND ADMINISTRATIVE

For the years ended December 31,	2024	2023
Salaries and Benefits	269	249
Administrative and Other	399	342
Stock-Based Compensation Expense (Recovery) (Note 29)	126	97
	794	688

7. FINANCE COSTS, NET

For the years ended December 31,	2024	2023
Interest Expense – Short-Term Borrowings and Long-Term Debt	307	362
Net Premium (Discount) on Redemption of Long-Term Debt (1)	—	(84)
Interest Expense – Lease Liabilities (Note 17)	162	161
Unwinding of Discount on Decommissioning Liabilities (Note 24)	225	220
Other	35	32
Capitalized Interest	(45)	(20)
Finance Costs	684	671
Interest Income	(170)	(133)
	514	538
(1)Includes the premium or discount on redemption, net of transaction costs and the amortization of associated fair value adjustments.

8. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the years ended December 31,	2024	2023
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	442	(231)
Other	108	21
Unrealized Foreign Exchange (Gain) Loss	550	(210)
Realized Foreign Exchange (Gain) Loss	(88)	143
	462	(67)

9. IMPAIRMENT CHARGES AND REVERSALS
A) Upstream Cash-Generating Units
Impairment Charges
The Company tested CGUs with associated goodwill for impairment as at December 31, 2024, and 2023, and there were no impairments. No impairment indicators were identified for the remaining CGUs as at December 31, 2024, and 2023.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s Oil Sands CGUs with associated goodwill were estimated using fair value less costs of disposal (“FVLCOD”). Key assumptions used to estimate the present value of future net cash flows from reserves include expected future production volumes, quantity of reserves, forward commodity prices, and future development and operating expenses, all consistent with Cenovus’s IQREs, as well as discount rates. Fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates as at December 31, 2024, and December 31, 2023. All reserves were evaluated by the Company’s IQREs as at December 31, 2024, and 2023.
Crude Oil, NGLs and Natural Gas Prices
The forward commodity prices as at December 31, 2024, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2025	2026	2027	2028	2029	Average Annual Increase Thereafter (percent)
West Texas Intermediate (“WTI”) (US$/bbl) (1)	71.58	74.48	75.81	77.66	79.22	2.00
Western Canadian Select at Hardisty (2) (C$/bbl)	82.69	84.27	83.81	85.70	87.45	2.00
Condensate at Edmonton (C$/bbl)	100.14	100.72	100.24	102.73	104.79	2.00
Alberta Energy Company Natural Gas (C$/Mcf) (3)	2.36	3.33	3.48	3.69	3.76	2.00
(1)Barrel ("bbl").
(2)Western Canadian Select at Hardisty (“WCS”).
(3)One thousand cubic feet (“Mcf”).
The forward commodity prices as at December 31, 2023, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2024	2025	2026	2027	2028	Average Annual Increase Thereafter (percent)
WTI (US$/bbl)	73.67	74.98	76.14	77.66	79.22	2.00
WCS (C$/bbl)	76.74	79.77	81.12	82.88	85.04	2.00
Condensate at Edmonton (C$/bbl)	96.79	98.75	100.71	102.72	104.78	2.00
Alberta Energy Company Natural Gas (C$/Mcf)	2.20	3.37	4.05	4.13	4.21	2.00
Discount Rates
Discounted future cash flows were determined by applying a discount rate of 14 percent (2023 – 14 percent).
Sensitivities
A one percent (2023 – one percent) increase in the discount rate or a five percent (2023 – five percent) decrease in forward commodity price estimates would not impact the results of the impairment tests performed.
B) Downstream Cash-Generating Units
i) 2024 Impairment Charges and Reversals
As at December 31, 2024, lower forward Chicago 3-2-1 crack spreads, net of RINs, that would result in lower margins for refined products was identified as an indicator of impairment for the Lima, Toledo and Wood River CGUs. As a result, these CGUs were tested for impairment.
The recoverable amounts of the Lima, Toledo and Wood River CGUs were in excess of their respective carrying amounts and no impairment was recorded. There were no indicators of impairment for the remaining downstream CGUs and no indicators of impairment reversal for the Superior and Borger CGUs.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
Key Assumptions
The recoverable amount (Level 3) of each of the CGUs were determined using FVLCOD. FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included refined product production, forward crude oil prices, forward crack spreads, net of RINs, future capital expenditures, future operating costs and discount rates. Forward prices are based on third-party consultant forecasts.
Crude Oil and Select Refining Benchmark Prices
As at December 31, 2024, the forward prices used to determine future cash flows were:

(US$/bbl)	2025	2026	2027	2028	2029
WTI	77.68	77.07	78.74	81.51	83.14
Differential WTI – WCS	(14.17)	(15.34)	(15.71)	(16.62)	(17.11)
Chicago 3-2-1 Crack Spread	20.01	21.97	22.60	23.87	24.66
Renewable Identification Numbers	6.79	7.31	8.05	8.69	9.03
Subsequent estimated cash flows were determined using a pricing growth rate between one percent and six percent up to the year 2034.
Discount Rates
Discounted future cash flows were determined by applying a discount rate between 15 percent and 16 percent based on the individual characteristics of the CGU and on the economic and operating factors.
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or in forward prices would have on the impairment amount as at December 31, 2024, for the U.S. Refining CGUs:

	Increase (Decrease) to Impairment Amount
	One Percent Increase in the Discount Rate	Five Percent Decrease in the Forward Prices
Lima and Wood River CGUs	214	619
For the Toledo CGU, a one percent increase in the discount rate or a five percent decrease in forward prices would not result in an impairment.
ii) 2023 Impairment Charges and Reversals
As at December 31, 2023, there were no indicators of impairment or impairment reversals for the Company's downstream CGUs.

10. INCOME TAXES
A) Income Tax Expense (Recovery)

For the years ended December 31,	2024	2023
Current Tax
Canada	1,141	1,041
United States	9	(109)
Asia Pacific	214	224
Other International	39	25
Total Current Tax Expense (Recovery)	1,403	1,181
Deferred Tax Expense (Recovery)	(474)	(250)
	929	931

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
The following table reconciles income taxes calculated at the consolidated combined federal and provincial Canadian statutory rate with the recorded income taxes:

For the years ended December 31,	2024	2023
Earnings (Loss) Before Income Tax	4,071	5,040
Canadian Statutory Rate (percent)	23.7	23.7
Expected Income Tax Expense (Recovery)	965	1,194
Effect on Taxes Resulting From:
Statutory and Other Rate Differences	(34)	(38)
Non-Taxable Capital (Gains) Losses	45	(15)
Non-Recognition of Capital (Gains) Losses	45	(30)
Adjustments Arising From Prior Year Tax Filings	(31)	(16)
Recognition of U.S. Tax Basis	(77)	(115)
Other	16	(49)
Total Tax Expense (Recovery)	929	931
Effective Tax Rate (percent)	22.8	18.5
In June 2024, the Global Minimum Tax Act was enacted in Canada to implement the new global minimum tax framework (“Pillar Two”), which is to be applied retroactively to fiscal periods beginning on or after December 31, 2023. The Company is subject to Pillar Two and has applied the mandatory temporary exemption of IAS 12, “Income Taxes” and in turn, has not recognized the impacts of Pillar Two in the deferred income tax calculation.
For the year ended December 31, 2024, Pillar Two taxes did not have a material impact on net earnings. The Company is not expecting a material impact from jurisdictions where we operate that have not enacted Pillar Two legislation.
B) Deferred Income Tax Assets and Liabilities
The breakdown of deferred income tax assets and deferred income tax liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

As at December 31, 2024	2024	2023
Deferred Income Tax Assets
Deferred Income Tax Assets to be Settled Within Twelve Months	(29)	(315)
Deferred Income Tax Assets to be Settled After More Than Twelve Months	(1,269)	(1,174)
	(1,298)	(1,489)
Deferred Income Tax Liabilities
Deferred Income Tax Liabilities to be Settled Within Twelve Months	68	138
Deferred Income Tax Liabilities to be Settled After More Than Twelve Months	4,211	4,843
	4,279	4,981
Net Deferred Income Tax Liability	2,981	3,492
The deferred income tax assets and liabilities to be settled within twelve months represents Management’s estimate of the timing of the reversal of temporary differences and may not correlate to the current income tax expense of the subsequent year.
The movement in deferred income tax assets and liabilities, without taking into consideration the offsetting of balances within the same tax jurisdiction, was:

Deferred Income Tax Assets	Unused Tax Losses	Other	Total
As at December 31, 2022	(156)	(622)	(778)
Charged (Credited) to Earnings	(777)	54	(723)
Charged (Credited) to Other Comprehensive Income	19	(7)	12
As at December 31, 2023	(914)	(575)	(1,489)
Charged (Credited) to Earnings	242	(9)	233
Charged (Credited) to Other Comprehensive Income	(66)	24	(42)
As at December 31, 2024	(738)	(560)	(1,298)

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

Deferred Income Tax Liabilities	PP&E	Other	Total
As at December 31, 2022	4,460	55	4,515
Charged (Credited) to Earnings	495	(22)	473
Charged (Credited) to Other Comprehensive Income	(7)	—	(7)
As at December 31, 2023	4,948	33	4,981
Charged (Credited) to Earnings	(716)	9	(707)
Charged (Credited) to Other Comprehensive Income	5	—	5
As at December 31, 2024	4,237	42	4,279

Net Deferred Income Tax Liabilities	Total
As at December 31, 2022	3,737
Charged (Credited) to Earnings	(250)
Charged (Credited) to Other Comprehensive Income	5
As at December 31, 2023	3,492
Charged (Credited) to Earnings	(474)
Charged (Credited) to Other Comprehensive Income	(37)
As at December 31, 2024	2,981
The deferred income tax asset of $1.1 billion as at December 31, 2024 (December 31, 2023 – $696 million) represents net deductible temporary differences in the U.S. jurisdiction, which have been fully recognized, as the probability of realization is expected due to forecasted taxable income. No deferred tax liability was recognized as at December 31, 2024, or December 31, 2023, on temporary differences associated with investments in subsidiaries and joint arrangements where the Company can control the timing of the reversal of the temporary difference and the reversal is not probable in the foreseeable future.
C) Tax Pools
The approximate amounts of tax pools available, including tax losses, are:

As at December 31,	2024	2023
Canada	10,086	8,547
United States	9,905	8,058
Asia Pacific	351	347
	20,342	16,952
As at December 31, 2024, the above tax pools included $197 million (December 31, 2023 – $126 million) of Canadian federal non-capital losses and $3.0 billion (December 31, 2023 – $3.7 billion) of U.S. net operating losses. These losses expire no earlier than 2043.
As at December 31, 2024, the Company had Canadian net capital losses totaling $85 million (December 31, 2023 – $59 million), which are available for carry forward to reduce future capital gains. The Company has not recognized $362 million (December 31, 2023 – $141 million) of deductible temporary differences associated with unrealized foreign exchange losses on its U.S. denominated debt.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

11. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

For the years ended December 31,	2024	2023
Net Earnings (Loss)	3,142	4,109
Effect of Cumulative Dividends on Preferred Shares	(36)	(36)
Net Earnings (Loss) – Basic	3,106	4,073
Effect of Stock-Based Compensation	3	(12)
Net Earnings (Loss) – Diluted	3,109	4,061

Basic – Weighted Average Number of Shares (thousands)	1,850,193	1,895,487
Dilutive Effect of Warrants	4,483	22,223
Dilutive Effect of Stock-Based Compensation	8,540	22,135
Diluted – Weighted Average Number of Shares (thousands)	1,863,216	1,939,845

Net Earnings (Loss) Per Common Share – Basic ($)	1.68	2.15
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	1.67	2.09
(1)For the year ended December 31, 2024, net earnings of $16 million (2023 – $nil) and 9.8 million common shares (2023 – 1.6 million), related to the assumed exercise of stock-based compensation, were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive.
B) Common Share Dividends

	2024		2023
For the years ended December 31,	Per Share	Amount	Per Share	Amount
Base Dividends	0.680	1,255	0.525	990
Variable Dividends	0.135	251	—	—
Total Common Share Dividends Declared and Paid	0.815	1,506	0.525	990
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On February 19, 2025, the Company’s Board of Directors declared a first quarter base dividend of $0.180 per common share, payable on March 31, 2025, to common shareholders of record as at March 14, 2025.
C) Preferred Share Dividends

For the years ended December 31,	2024	2023
Series 1 First Preferred Shares	7	7
Series 2 First Preferred Shares	2	2
Series 3 First Preferred Shares	12	12
Series 5 First Preferred Shares	9	9
Series 7 First Preferred Shares	6	6
Total Preferred Share Dividends Declared	36	36
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
For the year ended December 31, 2024, the Company paid $45 million in preferred share dividends (December 31, 2023 – $36 million).
On February 19, 2025, the Company’s Board of Directors declared first quarter dividends of $6 million payable on March 31, 2025, to preferred shareholders of record as at March 14, 2025.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

12. CASH AND CASH EQUIVALENTS

As at December 31,	2024	2023
Cash	2,723	2,109
Short-Term Investments	370	118
	3,093	2,227
Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less.

13. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at December 31,	2024	2023
Trade and Accruals	2,378	2,722
Prepaids and Deposits	187	242
Joint Operations Receivables	40	49
Other	9	22
	2,614	3,035

14. INVENTORIES

As at December 31,	2024	2023
Product
Crude Oil	2,297	2,084
Diluent	401	379
Natural Gas and NGLs	77	68
Refined Products	1,176	1,073
Total Product	3,951	3,604
Parts and Supplies	545	426
	4,496	4,030
For the year ended December 31, 2024, approximately $42.8 billion of produced and purchased inventory was recorded as an expense (2023 – approximately $39.1 billion).
As at December 31, 2024, the Company had no inventory write-downs. As at December 31, 2023, the Company recorded non-cash inventory write-downs of $86 million and $3 million in refined products and crude oil inventory, respectively. The non-cash inventory write-downs were included in purchased product, transportation and blending expense.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

15. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2022	685
Acquisition	31
Additions	84
Transfer to PP&E (Note 16)	(60)
Write-downs	(29)
Change in Decommissioning Liabilities	28
Exchange Rate Movements and Other	(1)
As at December 31, 2023	738
Acquisition	7
Additions	65
Transfer to PP&E (Note 16)	(285)
Write-downs	(37)
Change in Decommissioning Liabilities	(5)
Exchange Rate Movements and Other	1
As at December 31, 2024	484

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

16. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2022	43,528	254	12,132	1,825	57,739
Acquisitions (Note 5) (2)	11	—	770	—	781
Additions	3,392	14	719	89	4,214
Transfer from E&E (Note 15)	60	—	—	—	60
Change in Decommissioning Liabilities	542	—	21	18	581
Divestitures (Note 5) (2)	(17)	—	(633)	(17)	(667)
Exchange Rate Movements and Other	(91)	4	(239)	(7)	(333)
As at December 31, 2023	47,425	272	12,770	1,908	62,375
Acquisitions	15	—	—	—	15
Additions	4,215	3	661	71	4,950
Transfer from E&E (Note 15)	285	—	—	—	285
Change in Decommissioning Liabilities	312	2	4	(5)	313
Divestitures (Note 5)	(270)	—	—	(1)	(271)
Exchange Rate Movements and Other	108	3	890	2	1,003
As at December 31, 2024	52,090	280	14,325	1,975	68,670

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2022	14,302	106	5,547	1,285	21,240
Depreciation, Depletion and Amortization	3,692	19	554	86	4,351
Divestitures (Note 5) (2)	(8)	—	(299)	(12)	(319)
Exchange Rate Movements and Other	(11)	4	(135)	(5)	(147)
As at December 31, 2023	17,975	129	5,667	1,354	25,125
Depreciation, Depletion and Amortization	3,949	11	539	81	4,580
Divestitures (Note 5)	(208)	—	—	—	(208)
Exchange Rate Movements and Other	133	1	469	2	605
As at December 31, 2024	21,849	141	6,675	1,437	30,102

CARRYING VALUE
As at December 31, 2023	29,450	143	7,103	554	37,250
As at December 31, 2024	30,241	139	7,650	538	38,568
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s PP&E was $334 million.
Assets Under Construction
PP&E includes the following amounts in respect of assets under construction that are not subject to DD&A:

As at December 31,	2024	2023
Crude Oil and Natural Gas Properties	3,359	2,507
Refining Assets	400	243
	3,759	2,750

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

17. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2022	599	1,840	174	74	2,687
Acquisitions (Note 5) (3)	1	24	8	—	33
Additions	1	56	—	—	57
Divestitures (Note 5) (3)	—	—	(19)	—	(19)
Exchange Rate Movements and Other	(13)	44	(2)	(4)	25
As at December 31, 2023	588	1,964	161	70	2,783
Additions	2	317	—	51	370
Exchange Rate Movements and Other	2	111	17	4	134
As at December 31, 2024	592	2,392	178	125	3,287

ACCUMULATED DEPRECIATION
As at December 31, 2022	127	645	58	12	842
Depreciation	36	223	22	12	293
Divestitures (Note 5) (3)	—	—	(12)	—	(12)
Exchange Rate Movements and Other	(7)	(5)	(3)	(5)	(20)
As at December 31, 2023	156	863	65	19	1,103
Depreciation	35	198	21	37	291
Exchange Rate Movements and Other	2	(62)	8	(5)	(57)
As at December 31, 2024	193	999	94	51	1,337

CARRYING VALUE
As at December 31, 2023	432	1,101	96	51	1,680
As at December 31, 2024	399	1,393	84	74	1,950
(1)Includes a pipeline, storage tanks, railcars, vessels, barges, a natural gas processing plant and caverns.
(2)Includes assets in the commercial fuels business, fleet vehicles, camps and other equipment.
(3)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s ROU assets was $7 million.
B) Lease Liabilities

	2024	2023
Lease Liabilities, Beginning of Year	2,658	2,836
Acquisitions (Note 5) (1)	—	33
Additions	363	57
Interest Expense (Note 7)	162	161
Lease Payments	(461)	(449)
Divestitures (Note 5) (1)	—	(11)
Exchange Rate Movements and Other	205	31
Lease Liabilities, End of Year	2,927	2,658
Less: Current Portion	359	299
Long-Term Portion	2,568	2,359
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s lease liabilities was $11 million.
Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The Company has variable lease payments related to property taxes for real estate contracts. The Company includes extension options in the calculation of lease liabilities when the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

18. JOINT ARRANGEMENTS
A) Joint Operations
Cenovus has a number of joint operations in the Upstream segments. As at December 31, 2024, the Company also has a 50 percent interest in WRB in the U.S. Refining segment. Phillips 66 holds the remaining 50 percent interest and is the operator of the Wood River Refinery in Illinois and the Borger Refinery in Texas.
As at December 31, 2024, Toledo is 100 percent controlled by Cenovus and has been consolidated. Refer to Note 5 for more information on this transaction.
B) Joint Ventures
Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly-controlled entity HCML. The Company’s share of equity investment income (loss) related to the joint venture is recorded in (income) loss from equity-accounted affiliates.
Summarized below is the financial information for HCML accounted for using the equity method.
Results of Operations

For the years ended December 31,	2024	2023
Revenue	736	615
Expenses	605	545
Net Earnings (Loss)	131	70
Balance Sheet

As at December 31,	2024	2023
Current Assets (1)	441	334
Non-Current Assets	1,594	1,751
Current Liabilities	188	140
Non-Current Liabilities	1,046	1,188
Net Assets	801	757
(1)Includes cash and cash equivalents of $108 million (December 31, 2023 – $111 million).
For the year ended December 31, 2024, the Company’s share of income from the equity-accounted affiliate was $53 million (2023 – $57 million). As at December 31, 2024, the carrying amount of the Company’s share of net assets was $294 million (December 31, 2023 – $344 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.
For the year ended December 31, 2024, the Company received $107 million in distributions from HCML (2023 – $93 million) and paid $nil in contributions (2023 – $35 million).
Other Joint Ventures
The Company has interests in a number of individually immaterial joint ventures, which include HMLP and Duvernay. The Company’s aggregate share of equity investment income (loss) related to these joint ventures are recorded in (income) loss from equity-accounted affiliates.
Summarized aggregate financial information is shown below:

For the years ended December 31,	2024	2023
Cenovus's Share of Net Earnings (Loss)	(16)	(1)
Cenovus's Share of Other Comprehensive Income (Loss)	(2)	(2)
Cenovus's Share of Total Other Comprehensive Income (Loss)	(18)	(3)
As at December 31, 2024, the aggregate carrying value of the Company's investment in these joint ventures was $105 million (December 31, 2023 – $22 million).
For the year ended December 31, 2024, the Company received $65 million in distributions from HMLP (2023 – $56 million) and paid $51 million in contributions (2023 – $62 million).

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

19. OTHER ASSETS

As at December 31,	2024	2023
Private Equity Investments (Note 32)	219	131
Precious Metals	92	76
Long-Term Receivables and Prepaids	68	50
Net Investment in Finance Leases	61	61
Intangible Assets	11	—
	451	318

20. GOODWILL
For the years ended December 31, 2024, and December 31, 2023, no additions, disposals or impairments of goodwill were recognized.
The carrying amount of goodwill is allocated to the following CGUs:

As at December 31,	2024	2023
Primrose (Foster Creek)	1,171	1,171
Christina Lake	1,101	1,101
Lloydminster Thermal	651	651
	2,923	2,923

21. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2024	2023
Accruals	4,902	3,931
Trade	1,005	1,075
Joint Operations Payable	110	75
Employee Long-Term Incentives	132	284
Interest	72	69
Provisions for Onerous and Unfavourable Contracts	11	18
Other	10	28
	6,242	5,480

22. DEBT AND CAPITAL STRUCTURE
For the year ended December 31, 2024, the annualized weighted average interest rate on outstanding debt, including the Company’s proportionate share of short-term borrowings, was 4.5 percent (2023 – 4.7 percent).
A) Short-Term Borrowings

As at December 31,	Notes	2024	2023
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	173	179
Total Debt Principal		173	179
i) Uncommitted Demand Facilities
As at December 31, 2024, the Company had uncommitted demand facilities of $1.7 billion (December 31, 2023 – $1.7 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at December 31, 2024, there were outstanding letters of credit aggregating to $355 million (December 31, 2023 – $364 million) and no direct borrowings (December 31, 2023 – $nil).

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million (December 31, 2023 – US$450 million) that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at December 31, 2024, US$240 million was drawn on these facilities, of which Cenovus’s proportionate share was US$120 million (C$173 million). As at December 31, 2023, Cenovus's proportionate share of drawings was US$135 million (C$179 million).
B) Long-Term Debt

As at December 31,	Notes	2024	2023
Committed Credit Facility	i	—	—
U.S. Dollar Denominated Unsecured Notes	ii	5,470	5,028
Canadian Dollar Unsecured Notes	ii	2,000	2,000
Total Debt Principal		7,470	7,028
Debt Premiums (Discounts), Net, and Transaction Costs		64	80
Long-Term Debt		7,534	7,108
Less: Current Portion		192	—
Long-Term Portion		7,342	7,108
i) Committed Credit Facility
On June 26, 2024, Cenovus renewed its existing committed credit facility to extend the maturity dates by more than one year. The committed credit facility consists of a $2.2 billion tranche maturing on June 26, 2027, and a $3.3 billion tranche maturing on June 26, 2028. As at December 31, 2024, no amount was drawn on the credit facility (December 31, 2023 – $nil).
The committed credit facility may include Canadian overnight repo rate average loans, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
ii) U.S. Dollar Denominated and Canadian Dollar Denominated Unsecured Notes
The principal amounts of the Company’s outstanding unsecured notes are:

	2024		2023
As at December 31,	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Denominated Unsecured Notes
5.38% due July 15, 2025	133	192	133	176
4.25% due April 15, 2027	373	537	373	493
4.40% due April 15, 2029	183	262	183	241
2.65% due January 15, 2032	500	720	500	661
5.25% due June 15, 2037	333	479	333	441
6.80% due September 15, 2037	191	275	191	253
6.75% due November 15, 2039	652	938	652	862
4.45% due September 15, 2042	91	131	91	121
5.20% due September 15, 2043	27	39	27	36
5.40% due June 15, 2047	569	818	569	752
3.75% due February 15, 2052	750	1,079	750	992
	3,802	5,470	3,802	5,028
Canadian Dollar Unsecured Notes
3.60% due March 10, 2027		750		750
3.50% due February 7, 2028		1,250		1,250
		2,000		2,000
Total Unsecured Notes		7,470		7,028
For the year ended December 31, 2023, the Company purchased US$1.0 billion in principal of its outstanding unsecured notes.
As at December 31, 2024, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is below this limit.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
C) Mandatory Debt Payments

	U.S. Dollar Unsecured Notes		Canadian Dollar Unsecured Notes	Total
As at December 31, 2024	US$ Principal	C$ Principal Equivalent	C$ Principal	C$ Principal and Equivalent
2025	133	192	—	192
2026	—	—	—	—
2027	373	537	750	1,287
2028	—	—	1,250	1,250
2029	183	262	—	262
Thereafter	3,113	4,479	—	4,479
	3,802	5,470	2,000	7,470
D) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity and Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents, and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, steward working capital, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and DD&A (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices or the strengthening or weakening of the Canadian dollar relative to the U.S. dollar.
On November 3, 2023, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere as permitted by law. The base shelf prospectus will expire in December 2025. Offerings under the base shelf prospectus are subject to market conditions on terms set forth in one or more prospectus supplements.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
Net Debt to Adjusted EBITDA

As at December 31,	2024	2023
Short-Term Borrowings	173	179
Current Portion of Long-Term Debt	192	—
Long-Term Portion of Long-Term Debt	7,342	7,108
Total Debt	7,707	7,287
Less: Cash and Cash Equivalents	(3,093)	(2,227)
Net Debt	4,614	5,060

Net Earnings (Loss)	3,142	4,109
Add (Deduct):
Finance Costs, Net (1)	514	538
Income Tax Expense (Recovery)	929	931
Depreciation, Depletion and Amortization	4,871	4,644
Exploration and Evaluation Asset Write-downs	37	29
(Income) Loss From Equity-Accounted Affiliates	(66)	(51)
Unrealized (Gain) Loss on Risk Management	12	52
Foreign Exchange (Gain) Loss, Net	462	(67)
(Gain) Loss on Divestiture of Assets (1)	(119)	20
Re-measurement of Contingent Payments	30	59
Other (Income) Loss, Net	(55)	(63)
Adjusted EBITDA (2)	9,757	10,201

Net Debt to Adjusted EBITDA (times)	0.5	0.5
(1)Revised presentation as of January 1, 2024. See Note 4.
(2)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

As at December 31,	2024	2023
Net Debt	4,614	5,060

Cash From (Used in) Operating Activities	9,235	7,388
(Add) Deduct:
Settlement of Decommissioning Liabilities	(234)	(222)
Net Change in Non-Cash Working Capital	1,305	(1,193)
Adjusted Funds Flow (1)	8,164	8,803

Net Debt to Adjusted Funds Flow (times)	0.6	0.6
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

As at December 31,	2024	2023
Net Debt	4,614	5,060
Shareholders’ Equity	29,754	28,698
Capitalization	34,368	33,758

Net Debt to Capitalization (percent)	13	15

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

23. CONTINGENT PAYMENTS
In connection with the transaction with BP Canada Energy Group ULC (“bp Canada”) to purchase the remaining 50 percent interest in Sunrise Oil Sands Partnership (“SOSP”) (the “Sunrise Acquisition”), Cenovus agreed to make quarterly variable payments from SOSP to bp Canada for up to eight quarters subsequent to August 31, 2022, when the average WCS price in a quarter exceeded $52.00 per barrel. The quarterly payment was calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters the average WCS price was equal to or greater than $52.00 per barrel. If the average WCS price was less than $52.00 per barrel, no payment would be made for that quarter. On August 31, 2024, the variable payment obligation ended.
In the year ended December 31, 2024, the Company made payments of $301 million for the quarterly payment periods ending November 30, 2023, February 29, 2024, May 31, 2024, and August 31, 2024.

	2024	2023
Contingent Payments, Beginning of Year	164	419
Liabilities Settled or Payable	(194)	(314)
Re-measurement	30	59
Contingent Payments, End of Year	—	164

24. DECOMMISSIONING LIABILITIES

	2024	2023
Decommissioning Liabilities, Beginning of Year	4,155	3,559
Liabilities Incurred	24	14
Liabilities Acquired (Note 5) (1)	—	5
Liabilities Settled	(234)	(221)
Liabilities Disposed (Note 5) (1)	(72)	(5)
Change in Estimated Future Cash Flows	276	330
Change in Discount Rates	132	265
Unwinding of Discount on Decommissioning Liabilities (Note 7)	225	220
Exchange Rate Movements and Other	28	(12)
Decommissioning Liabilities, End of Year	4,534	4,155
(1)In connection with the Toledo Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at February 28, 2023, the carrying value of the pre-existing interest in Toledo’s decommissioning liabilities was $2 million.
As at December 31, 2024, the undiscounted amount of estimated future cash flows required to settle the obligation is $15.6 billion (December 31, 2023 – $15.0 billion). Most of these obligations are not expected to be paid for several years, or decades, and will be funded through general resources when they become due. The Company plans to settle approximately $203 million of decommissioning liabilities over the next year. Revisions in estimated future cash flows resulted from a change in the timing of decommissioning liabilities over the estimated life of the reserves and an increase in cost estimates. These obligations were discounted using a credit-adjusted risk-free rate of 5.2 percent (December 31, 2023 – 5.5 percent) and assumes an inflation rate of two percent (December 31, 2023 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2024, the Company had $241 million in long-term restricted cash (December 31, 2023 – $211 million).
Sensitivities
Changes to the credit-adjusted risk-free rate or the inflation rate would have the following impact on the decommissioning liabilities:

	Sensitivity	2024		2023
As at December 31,	Range	Increase	Decrease	Increase	Decrease
Credit-Adjusted Risk-Free Rate	± one percent	(487)	595	(387)	515
Inflation Rate	± one percent	615	(507)	519	(392)

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

25. OTHER LIABILITIES

As at December 31,	2024	2023
Renewable Volume Obligation, Net (1)	284	397
Pension and Other Post-Employment Benefit Plan	269	276
Employee Long-Term Incentives	96	100
Provisions for Onerous and Unfavourable Contracts	66	72
Provision for West White Rose Expansion Project (2)	54	156
Drilling Provisions	3	25
Other	147	157
	919	1,183
(1)The gross amounts of the renewable volume obligation (“RVO”) and RINs asset were $652 million and $368 million, respectively (December 31, 2023 – $785 million and $388 million, respectively).
(2)Cenovus expects to draw down the provision by $54 million in the next 12 months.

26. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS
The Company provides the majority of employees with a defined contribution pension plan (“DC Pension Plan”). The Company also provides other post-employment benefit (“OPEB”) plans to retirees and sponsors defined benefit pension plans in Canada and the U.S. (together, the “DB Pension Plan”).
The DB Pension Plan provides pension benefits at retirement based on years of service and final average earnings. In Canada, future enrollment is limited to a small group of eligible employees who may elect to move from the defined contribution component to the defined benefit component for their future service. In the U.S., the defined benefit pension is closed to new members. The Company’s OPEB plans provides certain retired employees with health care and dental benefits.
The Company is required to file actuarial valuations of its registered defined benefit pension plans with regulators on a periodic basis. The most recently filed valuation for the Canadian defined benefit pension plan was dated December 31, 2023, and the next required actuarial valuation will be as at December 31, 2026. The most recently filed valuation for the U.S. defined benefit pension plan was dated January 1, 2024, and the next required actuarial valuation will be dated January 1, 2025.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
A) Plan Obligations, Assets and Funded Status

	DB Pension Plan		OPEB Plans
	2024	2023	2024	2023
Defined Benefit Obligation
Defined Benefit Obligation, Beginning of Year	202	172	249	174
Current Service Costs	14	10	2	14
Past Service Costs - Curtailment and Plan Amendments	—	—	—	10
Interest Costs (1)	9	9	12	10
Benefits Paid	(12)	(8)	(9)	(9)
Plan Participant Contributions	3	3	—	—
Re-measurements:
(Gains) Losses From Experience Adjustments	—	4	1	1
(Gains) Losses From Changes in Financial Assumptions	(3)	13	(6)	50
Exchange Rate Movements and Other	1	(1)	3	(1)
Defined Benefit Obligation, End of Year	214	202	252	249

Plan Assets
Fair Value of Plan Assets, Beginning of Year	178	147	—	—
Employer Contributions	11	18	9	9
Plan Participant Contributions	3	3	—	—
Benefits Paid	(12)	(7)	(9)	(9)
Interest Income (1)	8	8	—	—
Re-measurements:
Return on Plan Assets Excluding Interest Income	11	10	—	—
Exchange Rate Movements and Other	2	(1)	—	—
Fair Value of Plan Assets, End of Year	201	178	—	—

Defined Benefit Pension and OPEB Asset (Liability) (2)	(13)	(24)	(252)	(249)
(1)Based on the discount rate of the defined benefit obligation at the beginning of the year.
(2)Liabilities for the DB Pension Plan and OPEB plans are included in other liabilities.
The weighted average duration of the obligations for the DB Pension Plan and OPEB plans are 16 years and 14 years, respectively.
B) Costs

	DB Pension Plan and DC Pension Plan		OPEB Plans
For the years ended December 31,	2024	2023	2024	2023
Defined Benefit Plan Cost
Current Service Costs	14	10	2	14
Past Service Costs – Curtailments and Plan Amendments	—	—	—	10
Net Interest Costs	1	1	12	10
Re-measurements:
Return on Plan Assets Excluding Interest Income	(11)	(10)	—	—
(Gains) Losses From Experience Adjustments	—	4	1	1
(Gains) Losses From Changes in Financial Assumptions	(3)	13	(6)	50
Defined Benefit Plan Cost (Recovery)	1	18	9	85
Defined Contribution Plan Cost (1)	107	99	—	—
Total Plan Cost	108	117	9	85
(1)Includes defined contribution and U.S. 401(k) plans.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
C) Investment Objectives and Fair Value of Plan Assets
The objective of the asset allocation is to manage the funded status of the DB Pension Plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effect on both contribution requirements and pension expense. The long-term return is expected to achieve or exceed the return from a composite benchmark comprised of passive investments in appropriate market indices. The asset allocation structure is subject to diversification requirements and constraints that reduce risk by limiting exposure to individual equity investment and credit rating categories.
The allocation of assets between the various types of investment funds is monitored regularly and is re-balanced as necessary. The Canadian defined benefit pension plan and U.S. defined benefit pension plan are managed independently of each other and, accordingly, the target asset allocation is reflective of their different liability profiles. The Company does not use derivative instruments to manage the risks of its plan assets. There has been no change in the process used by the Company to manage these risks from prior periods.
The fair value of the DB Pension Plan assets, as represented by fair value hierarchy levels are as follows:

As at December 31,	2024	2023
Level 1 – Cash and Cash Equivalents	3	5
Level 2 – Equity and Fixed Income Funds	185	161
Level 3 – Real Estate Funds and Other	13	12
	201	178
The DB Pension Plan does not hold any direct investment in Cenovus common shares or preferred shares.
D) Funding
The DB Pension Plan is funded in accordance with applicable pension legislation. Contributions are made to trust funds administered by independent trustees. The Company’s contributions to the DB Pension Plan are based on the most recent actuarial valuations and the direction of the Management Pension Committees and Human Resources and Compensation Committee of the Board of Directors.
Employees participating in the Canadian defined benefit pension are required to contribute four percent of their pensionable earnings, up to an annual maximum, and the Company provides the balance of the funding necessary to ensure benefits will be fully provided for at retirement. In the year ended December 31, 2025, the Company expects to contribute $12 million to the DB Pension Plan.
The OPEB plans are funded on an as required basis. For the year ended December 31, 2025, the Company expects to contribute $12 million to the OPEB plans.
E) Actuarial Assumptions and Sensitivities
Actuarial Assumptions
The principal weighted average actuarial assumptions used to determine benefit obligations are as follows:

	Defined Benefit Plan		OPEB Plans
For the years ended December 31,	2024	2023	2024	2023
Discount Rate (percent)	4.65	4.58	4.85	4.65
Future Salary Growth Rate (percent)	3.95	4.00	N/A	N/A
Average Longevity (years)	88.4	88.4	88.4	88.4
Health Care Cost Trend Rate (percent)	N/A	N/A	5.24	5.24
Discount rates are based on market yields for high quality corporate debt instruments with maturity terms equivalent to the benefit obligations.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
Sensitivities
The sensitivity of the DB Pension Plan and OPEB plan obligations to a one percent change in future salary growth rate, health care cost trend rate, or a one year change in assumed life expectancy is nominal. A one percent change in discount rate, while holding all other assumptions constant, would result in a sensitivity to change as follows:

	2024		2023
As at December 31,	Increase	Decrease	Increase	Decrease
Discount Rate	(56)	69	(54)	66
Actual experience may result in a number of assumptions changing simultaneously, and the changes in some assumptions may be correlated. When calculating the sensitivity of the DB Pension Plan and the OPEB plan obligations to significant actuarial assumptions, the same methodologies have been applied as when valuing the obligations to be recognized on the Consolidated Balance Sheets.

27. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	2024		2023
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,871,868	16,031	1,909,190	16,320
Issued Upon Exercise of Warrants	3,982	39	2,610	26
Issued Under Stock Option Plans	5,049	68	3,679	58
Purchase of Common Shares under NCIB	(55,861)	(479)	(43,611)	(373)
Outstanding, End of Year	1,825,038	15,659	1,871,868	16,031
As at December 31, 2024, there were 48.8 million (December 31, 2023 – 45.5 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 7, 2024, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 127.5 million common shares during the period from November 11, 2024, to November 10, 2025.
For the year ended December 31, 2024, the Company purchased and cancelled 55.9 million common shares (2023 – 43.6 million) through the NCIB. The shares were purchased at a volume weighted average price of $25.38 per common share (2023 – $24.32) for a total of $1.4 billion (2023 – $1.1 billion). Paid in surplus was reduced by $966 million (2023 – $688 million), representing the excess of the purchase price of the common shares over their average carrying value of $939 million (2023 – $688 million) and taxes paid of $27 million (2023 – $nil).
From January 1, 2025, to February 14, 2025, the Company purchased an additional 1.5 million common shares for $32 million. As at February 14, 2025, the Company can further purchase up to 124.9 million common shares under the NCIB.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
D) Treasury Shares
In 2024, Cenovus established an employee benefit plan trust (the “Trust”). The Trust, through an independent trustee, acquires Cenovus’s common shares on the open market, which are held to satisfy the Company’s obligations under certain stock-based compensation plans.

	2024
	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	—	—
Purchase of Common Shares Under Employee Benefit Plan	2,000	43
Outstanding, End of Year	2,000	43
E) Issued and Outstanding – Preferred Shares
First Preferred Shares

	2024		2023
	Number of Preferred Shares (thousands)	Amount	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	36,000	519	36,000	519
Preferred Shares Redeemed	(10,000)	(163)	—	—
Outstanding, End of Year	26,000	356	36,000	519
On December 31, 2024, Cenovus exercised its right to redeem all 10.0 million of the Company’s series 3 preferred shares at a price of $25.00 per share, for a total of $250 million. Paid in surplus was reduced by $87 million, representing the excess of the purchase price of the series 3 preferred shares over their carrying value.
The Company had the following preferred shares outstanding as at December 31, 2024:

As at December 31, 2024	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	5.21	1,260
Series 5 First Preferred Shares	March 31, 2025	4.59	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94	6,000
(1)The floating-rate dividend was 6.77 percent from December 31, 2023, to March 30, 2024 (December 31, 2022, to March 30, 2023 – 5.86 percent); 6.71 percent from March 31, 2024, to June 29, 2024 (March 31, 2023, to June 29, 2023 – 6.29 percent); 6.60 percent from June 30, 2024, to September 29, 2024 (June 30, 2023, to September 29, 2023 – 6.29 percent); and 5.94 percent from September 30, 2024, to December 30, 2024 (September 30, 2023, to December 30, 2023 – 6.89 percent).
Every five years, subject to certain conditions, the holders of first preferred shares will have the right, at their option, to convert their shares into a specified series of first preferred shares should the Company elect to not redeem the shares. On March 31, 2026, and on March 31 every five years thereafter, holders of series 1 and series 2 first preferred shares will have such option to convert their shares into the other series. On March 31, 2025, and on March 31 every five years thereafter, holders of series 5 and series 6 first preferred shares (if any) will have such option to convert their shares into the other series. On June 30, 2025, and on June 30 every five years thereafter, holders of series 7 and series 8 first preferred shares (if any) will have such option to convert their shares into the other series.
Each series of outstanding first preferred shares are entitled to receive a cumulative quarterly dividend, payable on the last day of March, June, September and December in each year, if, as and when declared by Cenovus’s Board of Directors. For the series 1, series 5 and series 7 first preferred shares, such dividend rate resets every five years at the rate equal to the sum of the five-year Government of Canada bond yield on the applicable calculation date plus 1.73 percent (series 1), 3.57 percent (series 5) and 3.52 percent (series 7). For the series 2, series 6 and series 8 first preferred shares, such dividend rate resets every quarter at the rate equal to the sum of the 90-day Government of Canada Treasury Bill yield on the applicable calculation date plus 1.73 percent (series 2), 3.57 percent (series 6) and 3.52 percent (series 8).

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
Every five years, subject to certain conditions, on the applicable conversion date Cenovus may, at its option, redeem all or any number of the then-outstanding series of first preferred shares by payment of an amount in cash for each share to be redeemed equal to $25.00. In addition, subject to certain conditions, on any other date Cenovus may, at its option, redeem all or any number of the then-outstanding series 2, series 6 and series 8 first preferred shares, by payment of an amount in cash for each share to be redeemed equal to $25.50. In each case, such payment shall also include all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax or other amount required to be deducted and withheld).
If a dividend on any preferred share is not paid in full on any dividend payment date, then a dividend restriction on the common shares shall apply. The preferred share dividends are cumulative.
Second Preferred Shares
There were no second preferred shares outstanding as at December 31, 2024 (December 31, 2023 – nil).
F) Issued and Outstanding – Warrants

	2024		2023
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	7,625	25	55,720	184
Exercised	(3,982)	(13)	(2,610)	(8)
Purchased and Cancelled	—	—	(45,485)	(151)
Outstanding, End of Year	3,643	12	7,625	25
The exercise price of the warrants is $6.54 per share. The warrants expire on January 1, 2026.
On June 14, 2023, Cenovus purchased and cancelled 45.5 million warrants. The price for each warrant purchased represented a price of $22.18 per common share, less the warrant exercise price, for a total of $711 million. Retained earnings was reduced by $560 million, representing the excess of the purchase price of the warrants over their average carrying value, and $2 million in transaction costs.
G) Paid in Surplus
Cenovus’s paid in surplus reflects the Company’s retained earnings prior to the split of Encana Corporation (now known as Ovintiv Inc. (“Ovintiv”)) under the plan of arrangement into two independent energy companies, Ovintiv and Cenovus. In addition, paid in surplus includes the excess of the purchase price of common shares over their average carrying value for shares purchased under the NCIB, the excess or deficiency of treasury shares over their average carrying value to settle the employee long-term incentive (“LTI”) liability, and stock-based compensation expense related to the Company’s net settlement rights (“NSRs”) discussed in Note 29.

	Retained Earnings Prior to Ovintiv Split	Stock-Based Compensation	Total
As at December 31, 2022	2,395	296	2,691
Stock-Based Compensation Expense	—	11	11
Purchase of Common Shares Under NCIB	(688)	—	(688)
Common Shares Issued on Exercise of Stock Options	—	(12)	(12)
As at December 31, 2023	1,707	295	2,002
Stock-Based Compensation Expense	—	11	11
Purchase of Common Shares Under NCIB	(966)	—	(966)
Preferred Shares Redeemed	(87)	—	(87)
Common Shares Issued on Exercise of Stock Options	—	(16)	(16)
As at December 31, 2024	654	290	944

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

28. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Retirement Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2022	99	29	1,342	1,470
Other Comprehensive Income (Loss), Before Tax	(58)	63	(286)	(281)
Reclassification on Divestiture (Note 5)	—	—	12	12
Income Tax (Expense) Recovery	14	(7)	—	7
As at December 31, 2023	55	85	1,068	1,208
Other Comprehensive Income (Loss), Before Tax	19	81	1,020	1,120
Income Tax (Expense) Recovery	(5)	(10)	—	(15)
As at December 31, 2024	69	156	2,088	2,313

29. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include NSRs, Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”).
A) Employee Stock Options
Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Option exercise prices approximate the market value for the common shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years. Options expire after seven years.
Options issued by the Company have associated NSRs. The NSR, in lieu of exercising the option, gives the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus's common shares at the time of exercise over the exercise price of the option. Alternatively, the holder may elect to exercise the option and receive a net cash payment equal to the excess of the market price received from the sale of the common shares over the exercise price of the option.
The NSRs vest and expire under the same terms and conditions of the underlying option.
Stock Options With Associated Net Settlement Rights
The weighted average unit fair value of NSRs granted during the year ended December 31, 2024, was $5.20 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

Risk-Free Interest Rate (percent)	3.51
Expected Dividend Yield (percent)	2.37
Expected Volatility (1) (percent)	23.64
Expected Life (years)	5.39
(1)Expected volatility has been based on historical share volatility of the Company.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
For the year ended December 31, 2024, 793 thousand NSRs, with a weighted average exercise price of $11.97, were exercised and settled for 562 thousand common shares.

	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Exercise Price
For the year ended December 31, 2024	(thousands)	($/unit)
Outstanding, Beginning of Year	11,895	13.66
Granted	2,427	23.90
Exercised	(5,251)	10.77
Forfeited	(416)	23.16
Expired	(2)	24.60
Outstanding, End of Year	8,653	17.83

	Outstanding			Exercisable
As at December 31, 2024	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Stock Options with Associated Net Settlement Rights	Weighted Average Exercise Price
Range of Exercise Price ($/unit)	(thousands)	(years)	($/unit)	(thousands)	($/unit)
5.00 to 9.99	1,486	2.47	8.87	1,486	8.87
10.00 to 14.99	2,004	2.08	11.70	1,902	11.69
15.00 to 19.99	1,560	4.13	19.88	902	19.88
20.00 to 24.99	3,373	5.75	23.84	448	24.14
25.00 to 29.99	230	6.46	27.21	3	27.71
	8,653	4.06	17.83	4,741	13.55
Cenovus Replacement Stock Options
For the year ended December 31, 2024, 577 thousand Cenovus replacement stock options, with a weighted average exercise price of $7.48, were exercised and net settled for cash and 37 thousand Cenovus replacement stock options were exercised with a weighted average price of $5.17 and settled for 29 thousand common shares.
The Company recorded a liability of $5 million as at December 31, 2024, (December 31, 2023 – $12 million) for Cenovus replacement stock options based on the fair value at year end using the Black-Scholes-Merton valuation model.
As at December 31, 2024, there were 348 thousand outstanding and exercisable Cenovus replacement stock options, with a remaining life of 0.47 years and a weighted average exercise price of $3.54.

	Number of Cenovus Replacement Stock Options	Weighted Average Exercise Price
For the year ended December 31, 2024	(thousands)	($/unit)
Outstanding, Beginning of Year	1,005	6.49
Exercised	(614)	7.34
Expired	(43)	18.35
Outstanding, End of Year	348	3.54
B) Performance Share Units
Cenovus has granted PSUs to certain employees under its Performance Share Unit Plan for Employees. The PSUs are time-vested whole-share units that entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. PSUs granted under the Performance Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
The number of PSUs eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.
The Company has recorded a liability of $80 million as at December 31, 2024, (December 31, 2023 – $238 million) for PSUs based on the market value of Cenovus’s common shares at the end of the year. PSUs are paid out upon vesting and, as a result, the intrinsic value was $nil as at December 31, 2024.

Number of Performance Share Units
For the year ended December 31, 2024	(thousands)
Outstanding, Beginning of Year	10,243
Granted	6,368
Vested and Paid Out	(8,903)
Forfeited	(742)
Units Granted in Lieu of Base Dividends	244
Outstanding, End of Year	7,210
C) Restricted Share Units
Cenovus granted RSUs to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole-share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs vest over three years. RSUs granted under the Performance Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.
The Company recorded a liability of $105 million as at December 31, 2024, (December 31, 2023 – $97 million) for RSUs based on the market value of Cenovus’s common shares at the end of the year. As RSUs are paid out upon vesting, the intrinsic value of vested RSUs was $nil as at December 31, 2024.

Number of Restricted Share Units
For the year ended December 31, 2024	(thousands)
Outstanding, Beginning of Year	7,234
Granted	3,393
Vested and Paid Out	(2,286)
Forfeited	(466)
Units Granted in Lieu of Base Dividends	273
Outstanding, End of Year	8,148
D) Deferred Share Units
Under two Deferred Share Unit Plans, Cenovus directors, officers and certain employees may receive DSUs, which are equivalent in value to a common share of the Company. Eligible employees have the option to convert either zero, 25, 50, 75 or 100 percent of their annual bonus award into DSUs. DSUs vest immediately, are settled in cash and are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.
The Company recorded a liability of $38 million as at December 31, 2024 (December 31, 2023 – $37 million) for DSUs based on the market value of Cenovus’s common shares at the end of the year. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

Number of Deferred Share Units
For the year ended December 31, 2024	(thousands)
Outstanding, Beginning of Year	1,691
Granted to Directors	126
Granted	72
Units Granted in Lieu of Dividends	58
Redeemed	(186)
Outstanding, End of Year	1,761
E) Total Stock-Based Compensation

For the years ended December 31,	2024	2023
Stock Options With Associated Net Settlement Rights	12	11
Cenovus Replacement Stock Options	1	(5)
Performance Share Units	48	47
Restricted Share Units	60	46
Deferred Share Units	5	(2)
Total Stock-Based Compensation Expense (Recovery)	126	97

30. EMPLOYEE SALARIES AND BENEFIT EXPENSES

For the years ended December 31,	2024	2023
Salaries, Bonuses and Other Short-Term Employee Benefits	1,526	1,344
Pension and Post-Employment Benefits	119	125
Stock-Based Compensation (Note 29)	126	97
Termination Benefits	41	14
	1,812	1,580

31. RELATED PARTY TRANSACTIONS
A) Key Management Compensation
Key management includes Directors (executive and non-executive), Executive Officers, Senior Vice-Presidents and Vice-Presidents. The compensation paid or payable to key management is:

For the years ended December 31,	2024	2023
Salaries, Director Fees and Other Short-Term Benefits	47	40
Pension and Post-Employment Benefits	4	3
Stock-Based Compensation	48	40
Termination Benefits	11	—
	110	83
B) Other Related Party Transactions
The Company charges HMLP for construction and management services and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services. Access fees and transportation and storage services are based on contractually agreed rates with HMLP.
The following table summarizes revenues and associated expenses related to HMLP:

For the years ended December 31,	2024	2023
Revenues from Construction and Management Services	155	160
Transportation Expenses	278	295

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

32. FINANCIAL INSTRUMENTS
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and other liabilities, approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at December 31, 2024, the carrying value of Cenovus’s long-term debt was $7.5 billion and the fair value was $6.9 billion (December 31, 2023 carrying value – $7.1 billion, fair value – $6.6 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity which may include equity transactions of the entity when available (Level 3).
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

	2024	2023
Fair Value, Beginning of Year	131	55
Acquisitions	7	13
Changes in Fair Value	81	63
Fair Value, End of Year	219	131
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of condensate and refined product futures; crude oil and natural gas futures and swaps; and renewable power, power and foreign exchange contracts. The Company may also enter into forwards and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined products and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).
The fair value of renewable power contracts is calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.
Summary of Risk Management Positions

	2024			2023
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	9	10	(1)	11	19	(8)
Power Contracts	6	—	6	2	—	2
Renewable Power Contracts	5	—	5	18	—	18
Foreign Exchange Rate Contracts	—	3	(3)	—	—	—
	20	13	7	31	19	12

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2024	2023
Level 2 – Prices Sourced From Observable Data or Market Corroboration	2	(6)
Level 3 – Prices Sourced From Partially Unobservable Data	5	18
	7	12
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

	2024	2023
Fair Value of Contracts, Beginning of Year	12	46
Change in Fair Value of Contracts in Place at Beginning of Year	(20)	—
Change in Fair Value of Contracts Entered Into During the Year	(30)	(45)
Fair Value of Contracts Realized During the Year	46	9
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(1)	2
Fair Value of Contracts, End of Year	7	12
Offsetting Financial Assets and Liabilities
Cenovus offsets risk management assets and liabilities when the counterparty, currency and timing of settlement are the same.

	2024			2023
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Recognized Risk Management Positions
Gross Amount	38	31	7	71	59	12
Amount Offset	(18)	(18)	—	(40)	(40)	—
Net Amount	20	13	7	31	19	12
The derivative liabilities do not have credit risk-related contingent features. Due to credit practices that limit transactions according to counterparties’ credit quality, the change in fair value through profit or loss attributable to changes in the credit risk of financial liabilities is immaterial.
Cenovus pledges cash collateral with respect to certain of these risk management contracts, which is not offset against the related financial liability. The amount of cash collateral required will vary daily over the life of these risk management contracts as commodity prices change. As at December 31, 2024, $18 million was pledged as cash collateral (December 31, 2023 – $47 million).
C) Earnings Impact of (Gains) Losses From Risk Management Positions

For the years ended December 31,	2024	2023
Realized (Gain) Loss	46	9
Unrealized (Gain) Loss	12	52
(Gain) Loss on Risk Management	58	61
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
D) Fair Value of Contingent Payments
i) 2024 Fair Value
The variable payment (Level 3) associated with the transaction with the Sunrise Acquisition ended on August 31, 2024. The final payment was made in October 2024.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
ii) 2023 Fair Value
The variable payment (Level 3) associated with the Sunrise Acquisition was carried at fair value in the contingent payments. Fair value was estimated by calculating the present value of the expected future cash flows using an option pricing model, which assumed the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing that was discounted using a credit-adjusted risk-free rate. Fair value of the variable payment was calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2023, the fair value of the variable payment was estimated to be $164 million applying a credit-adjusted risk-free rate of 5.6 percent.
As at December 31, 2023, average WCS forward pricing for the remaining term of the variable payment was $71.86 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates was 39.4 percent and 5.8 percent, respectively.
As at December 31, 2023, changes in WCS forward prices, with fluctuations in all other variables held constant, could have impacted earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $10.00 per barrel	(21)	45

33. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power prices as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil, natural gas, condensate, refined products, and power consumption. The Company may also enter into arrangements, such as renewable power contracts or power swaps, to manage exposure to future carbon compliance costs, power prices, energy costs associated with the production, transportation and refining of crude oil, or to offset select carbon emissions.
To manage exposure to interest rate volatility, the Company may enter into interest rate swap contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts.
As at December 31, 2024, the fair value of risk management positions was a net asset of $7 million (see Note 32). As at December 31, 2024, there were foreign exchange contracts with a notional value of US$250 million and no interest rate contracts or cross currency interest rate swap contracts outstanding. As at December 31, 2023, there were no forward exchange contracts, interest rate contracts or cross currency interest rate swap contacts outstanding.
Net Fair Value of Risk Management Positions

As at December 31, 2024	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (2)	Fair Value Asset (Liability)
WTI Contracts Related to Blending (4)
WTI Fixed – Sell	1.6 MMbbls	January 2025 - November 2025	US$70.18/bbl	(3)
WTI Fixed – Buy	0.3 MMbbls	January 2025 - November 2025	US$72.80/bbl	(1)
Power Contacts				6
Renewable Power Contracts				5
Other Financial Positions (5)				3
Foreign Exchange Rate Contracts				(3)
Total Fair Value				7
(1)Million barrels ("MMbbls").
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    Includes individual contracts with varying terms, the longest of which is 14 months.
(4)    WTI contracts related to blending are used to help manage price exposure to condensate used for blending.
(5)    Includes risk management positions related to WCS, heavy oil, light oil and condensate differentials, benchmark delivery location spreads, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. refining and marketing activities.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
A) Commodity Price and Foreign Exchange Rate Risk
i) Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of forward commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.
The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy does not allow the use of derivative instruments for speculative purposes.
The Company has used crude oil, natural gas, condensate, refined product and power risk management contracts, and may enter into options, forward or swaps. In addition, various crude oil, natural gas and condensate basis contracts for both price and location may be used. These derivative instruments are used to partially mitigate exposure to the commodity price risk on its crude oil and condensate transactions and to protect both near-term and future cash flows. Cenovus has entered into a number of transactions to help protect against widening light/heavy crude oil price differentials and to manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus. In addition, the Company has entered into risk management positions to help mitigate the risk to incremental margin expected to be received in future periods at the time products will be sold. The Company has used commodity futures and swaps, as well as differential price risk management contracts to partially mitigate its exposure to the commodity price risk on its condensate transactions. Natural gas fixed price and basis instruments are used to partially mitigate its natural gas commodity price risk.
ii) Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results.
Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada (see Note 8). As at December 31, 2024, Cenovus had US$3.8 billion in U.S. dollar debt (December 31, 2023 – US$3.8 billion).
iii) Commodity Price and Foreign Exchange Rate Sensitivities
The following tables summarize the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the tables below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2024	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	20	(20)
WCS (Hardisty) Differential Price	± US$2.50/bbl Applied to WCS Differential Hedges Tied to Production	(6)	6
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(3)	3
Natural Gas Commodity Price	± US$0.50/Mcf Applied to Natural Gas Hedges Tied to Production	—	—
Natural Gas Basis Price	± US$0.25/Mcf Applied to Natural Gas Basis Hedges	1	(1)
Power Commodity Price	± C$10.00/MWh (2) Applied to Power Hedges	46	(46)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	24	(28)
(1)Excluding WCS at Hardisty.
(2)One thousand kilowatts of electricity per hour (“MWh”).

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

As at December 31, 2023	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	(1)	1
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	(4)	4
WCS (Hardisty) Differential Price	± US$5.00/bbl Applied to WCS Differential Hedges Tie to Production	—	—
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(3)	3
Natural Gas Commodity Price	± $1.00/Mcf Applied to Natural Gas Hedges Tied to Production	—	—
Natural Gas Basis Price	± US$0.50/Mcf Applied to Natural Gas Basis Hedges	—	—
Power Commodity Price	± C$20.00/MWh Applied to Power Hedges	92	(92)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	—	—
(1)Excluding WCS at Hardisty.
In respect of these financial instruments, the impact of changes in the Canadian per U.S. dollar exchange rate would have resulted in a change to the foreign exchange (gain) loss as follows:

As at December 31,	2024	2023
$0.05 Increase in the Canadian per U.S. Dollar Foreign Exchange Rate	196	197
$0.05 Decrease in the Canadian per U.S. Dollar Foreign Exchange Rate	(196)	(197)
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors, which is designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within its credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.
As at December 31, 2024, approximately 79 percent (December 31, 2023 – 83 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 96 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss (“ECL”) on these accounts was 0.4 percent as at December 31, 2024 (December 31, 2023 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 22, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
As at December 31, 2024, the Company’s sources of capital included:
•$3.1 billion in cash and cash equivalents.
•$5.5 billion available on its committed credit facility.
•$1.3 billion available on its uncommitted demand facilities, of which $1.1 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit.
•US$105 million (C$151 million) on the Company’s proportionate share of the uncommitted demand facilities from WRB.
•The base shelf prospectus, availability of which is dependent on market conditions.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2024	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	6,242	—	—	—	6,242
Short-Term Borrowings	173	—	—	—	173
Lease Liabilities (2)	538	824	645	2,606	4,613
Long-Term Debt (2)	526	1,910	1,989	7,286	11,711

As at December 31, 2023	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	5,480	—	—	—	5,480
Short-Term Borrowings	179	—	—	—	179
Contingent Payments	168	—	—	—	168
Lease Liabilities (2)	438	712	569	2,635	4,354
Long-Term Debt (2)	313	792	3,007	7,145	11,257
(1)Includes current risk management liabilities.
(2)Principal and interest, including current portion, if applicable.

34. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

As at December 31,	2024	2023
Total Current Assets	10,434	9,708
Total Current Liabilities	7,362	6,210
Working Capital	3,072	3,498
B) Changes in Non-Cash Working Capital

For the years ended December 31,	2024	2023
Accounts Receivable and Accrued Revenues	547	314
Income Tax Receivable	199	(295)
Inventories	(117)	216
Accounts Payable and Accrued Liabilities	299	(685)
Income Tax Payable	322	(1,112)
Total Change in Non-Cash Working Capital	1,250	(1,562)

Net Change in Non-Cash Working Capital – Operating Activities	1,305	(1,193)
Net Change in Non-Cash Working Capital – Investing Activities	(55)	(369)
Total Change in Non-Cash Working Capital	1,250	(1,562)
C) Cash Flows Related to Interest and Taxes

For the years ended December 31,	2024	2023
Interest Paid	356	402
Interest Received	163	130
Income Taxes Paid	868	2,595

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
D) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Warrants	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2022	9	—	115	8,691	2,836
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	58	—	—
Repayment of Long-Term Debt	—	—	—	(1,346)	—
Principal Repayment of Leases	—	—	—	—	(288)
Dividends Paid	(1,026)	—	—	—	—
Payment for Purchase of Warrants	—	(711)	—	—	—
Finance and Transaction Costs	—	(2)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	—	(84)	—
Finance and Transaction Costs	—	2	—	(19)	—
Lease Acquisitions	—	—	—	—	33
Lease Additions	—	—	—	—	57
Base Dividends Declared on Common Shares	990	—	—	—	—
Dividends Declared on Preferred Shares	36	—	—	—	—
Warrants Purchased and Cancelled	—	711	—	—	—
Exchange Rate Movements and Other	—	—	6	(134)	20
As at December 31, 2023	9	—	179	7,108	2,658
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	5	—	—
Principal Repayment of Leases	—	—	—	—	(299)
Dividends Paid	(1,551)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(16)	—
Lease Additions	—	—	—	—	363
Base Dividends Declared on Common Shares	1,255	—	—	—	—
Variable Dividends Declared on Common Shares	251	—	—	—	—
Dividends Declared on Preferred Shares	36	—	—	—	—
Exchange Rate Movements and Other	—	—	(11)	442	205
As at December 31, 2024	—	—	173	7,534	2,927

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024

35. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at December 31, 2024	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	2,122	1,947	1,921	1,904	1,815	14,551	24,260
Product Purchases	14	—	—	—	—	—	14
Real Estate	63	63	61	59	63	532	841
Obligation to Fund HCML	104	105	98	56	44	105	512
Other Long-Term Commitments	411	191	187	158	117	589	1,653
Total Commitments	2,714	2,306	2,267	2,177	2,039	15,777	27,280

As at December 31, 2023	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	2,018	1,927	1,680	1,663	1,641	15,738	24,667
Product Purchases	617	—	—	—	—	—	617
Real Estate	57	57	59	63	58	604	898
Obligation to Fund HCML	94	94	94	89	52	90	513
Other Long-Term Commitments	417	194	184	175	166	965	2,101
Total Commitments	3,203	2,272	2,017	1,990	1,917	17,397	28,796
(1)Includes transportation commitments that are subject to regulatory approval or were approved but are not yet in service of $854 million (December 31, 2023 – $13.0 billion). Terms are up to 20 years on commencement.
(2)As at December 31, 2024, includes $1.8 billion related to transportation and storage commitments with HMLP (December 31, 2023 – $2.1 billion).
There were outstanding letters of credit aggregating to $355 million (December 31, 2023 – $364 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

36. MATERIAL ACCOUNTING POLICIES
A) Revenue Recognition
Revenue is based on the consideration specified in a contract and is recorded when control of the product or service passes to the customer in accordance with terms of the contract. Performance obligations are largely satisfied at a point in time upon the delivery of crude oil, NGLs, natural gas, and petroleum and refined products. Cenovus sells its production of crude oil, NGLs, natural gas, and petroleum and refined products generally pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. Performance obligations for crude oil and natural gas processing revenue, transportation services and transloading services are satisfied over time as the service is provided. Revenue associated with crude oil and natural gas processing, transportation services and transloading services are generally based on fixed price contracts.
Revenues are typically collected in the month following delivery. Therefore, Cenovus has elected to apply the practical expedient to not adjust consideration for the effects of a financing component. The Company does not disclose information about remaining performance obligations with an original expected duration of one year or less and it does not have any long-term contracts, with the exception of certain construction contracts with HMLP and take-or-pay contracts, with unfulfilled performance obligations.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded as non-monetary exchanges on a net basis.
Cenovus has take-or-pay contracts where customers are required to take, or pay for, minimum quantities. If a customer has a right to defer delivery to a later date, Cenovus’s performance obligation has not been satisfied. Revenue is deferred and recognized only when the product is delivered, or the deferral provision can no longer be extended.
B) Purchased Product, Transportation and Blending
Purchased Product
Purchased product includes the costs of refining feedstock, crude oil and diluent purchased for optimization activities, and costs associated with transporting refined products to market.
Transportation and Blending
Costs paid for the transportation of crude oil, NGLs and natural gas, and the cost of diluent used in blending are recognized when the product is sold.
C) Employee Benefit Plans
The Company provides employees with a pension plan that includes either a defined contribution or defined benefit component. OPEB plans are also provided to qualifying employees. In some cases, the benefits are provided through medical care plans to which the Company, employees and retirees may contribute. In some plans, benefits are not funded before employees retire.
The cost of the defined contribution pension plan is recorded as the benefits are earned. The cost of the defined benefit pension and OPEB plans are actuarially determined using the projected unit credit method. The estimated cost is based on length of service and reflects Management’s best estimate of salary escalation, longevity rates, employees’ retirement age and expected future health care costs. The liability for the defined benefit pension and OPEB plans is the present value of the defined benefit obligation less the fair value of plan assets.
Pension benefit costs are recorded in operating, and general and administrative expenses, as well as PP&E and E&E assets, corresponding to where the salaries of the employees providing the service are recorded. Interest costs on the net obligation (asset) are included as part of pension benefit costs. Remeasurement changes, including actuarial gains or losses related to the plan assets and defined benefit obligation, the effect of changes to the asset ceiling and return on plan assets are recognized in OCI when they occur.
D) Deferred Income Taxes
Cenovus follows the liability method of accounting for deferred income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting basis and income tax basis of an asset or liability, using the substantively enacted income tax rates expected to apply when the assets will be realized, or liabilities will be settled. The effect of a change in the enacted tax rate or laws is recognized in net earnings (loss) in the period that the change occurs, except when it relates to items recorded in equity or OCI, in which case the deferred income tax is also recorded in equity or OCI, respectively.
Deferred income tax is recognized on temporary differences arising from investments in subsidiaries, except in the case where the timing of the reversal of the temporary difference is controlled by the Company, and it is probable that the temporary difference will not reverse in the foreseeable future or when distributions can be made without incurring income taxes.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are only offset where they arise within the same entity and tax jurisdiction.
E) Inventories
Product inventories are valued at the lower of cost, using a first-in, first-out, or weighted average cost basis, and net realizable value. Parts and supplies are valued at the lower of weighted average cost and net realizable value. The cost of inventory includes purchase costs, direct production costs, and DD&A. Net realizable value is the estimated selling price in the ordinary course of business less expected selling costs. If the carrying amount exceeds net realizable value, a write-down is recognized in net earnings (loss).

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
F) Exploration and Evaluation Assets
E&E assets consist of exploratory projects for crude oil, NGLs and natural gas that are pending the determination of proved reserves. The costs to acquire non-producing oil and gas properties, licenses to explore, drilling exploratory wells and the costs to evaluate the commercial potential of the resources are initially capitalized as E&E assets. Costs incurred prior to obtaining the legal right to explore an area (pre-exploration costs) are recorded as exploration expense when incurred.
Once technical feasibility and commercial viability of an E&E asset is established, the carrying value is transferred to PP&E. If Management does not consider an E&E asset to be technically feasible and commercially viable, the related capital costs are written off as exploration expense.
G) Property, Plant and Equipment
PP&E is stated at cost less accumulated DD&A, adjusted for impairment losses and impairment reversals. Capitalized costs include the purchase price, construction or development expenditures, directly attributable internal costs, decommissioning liabilities and, for qualifying assets, borrowing costs. Costs incurred to install the asset and make it ready for its intended use are also capitalized. Expenditures that improve the productive capacity or extend the life of an asset are capitalized, while maintenance costs and repairs are expensed as incurred.
Crude Oil and Natural Gas Properties
Development and production assets are capitalized by area. Costs includes all expenditures associated with the development of crude oil and natural gas properties and related infrastructure, as well as expenditures transferred from E&E assets.
Development and production assets are depleted using the unit-of-production method based on estimated reserves determined using forward prices and costs. The unit-of-production depletion rate takes into account expenditures incurred to date, together with the future development expenditures required to develop reserves. Onshore assets are depleted based on estimated proved reserves. Offshore assets are depleted based on estimated proved developed producing reserves or proved plus probable reserves.
Refining Assets
The Company’s refineries and plants are composed of highly integrated and interdependent crude oil and other feedstock processing facilities and supporting infrastructure. Where facilities and equipment, including major components, are significant in relation to the total cost of the assets and have different useful lives, they are depreciated on a straight-line basis over the estimated service life of each component. Major components are depreciated as follows:
•Land improvements and buildings: 10 to 40 years.
•Office equipment and vehicles: 3 to 15 years.
•Rail facilities: 10 to 40 years.
•Refining equipment: 5 to 60 years.
Processing, Transportation and Storage Assets, Commercial Fuels Business and Other
Depreciation for substantially all other PP&E is calculated on a straight-line basis based on the estimated useful lives of assets, which range from three to 60 years. Land is not depreciated.
H) Impairments of Assets
Impairment and Impairment Reversals of Non-Financial Assets
PP&E, E&E assets and ROU assets are reviewed separately for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount of an asset or CGU may exceed its recoverable amount. Goodwill is tested for impairment at least annually. E&E assets are also tested for impairment immediately prior to being transferred to PP&E.
Cenovus allocates E&E assets to a related CGU containing development and production assets when testing for impairment. ROU assets may be tested as part of a CGU, as a separate CGU, or as an individual asset. Goodwill is allocated to CGUs that benefited from the historical business combinations.
The recoverable amount of the asset or CGU is estimated as the greater of value-in-use (“VIU”) and FVLCOD. VIU is estimated as the present value of the future cash flows expected to arise from the continuing use of an asset or CGU. FVLCOD is the amount that would be realized from the disposition of an asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The FVLCOD for upstream assets is estimated based on the discounted after-tax cash flows of reserves using forward prices, future operating costs and future capital expenditures consistent with Cenovus’s IQREs, and may consider an evaluation of comparable asset transactions. FVLCOD for downstream assets is estimated based on discounted after-tax cash flows of refined product production, forward crude oil prices, forward crack spreads, net of RINs, future capital expenditures, future operating costs and discount rates. Forward prices are based on third-party consultant forecasts.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
If the recoverable amount of the asset or CGU is less than the carrying amount, an impairment loss is recognized. The impairment loss first reduces the goodwill allocated to a CGU, if any, and then reduces the carrying amount of the remaining assets in the CGU. Impairment losses on PP&E and ROU assets are recognized as additional DD&A. E&E asset impairments or write-downs are recognized as exploration expense.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for indicators that the impairment losses may no longer exist or may have decreased. If such indications exist, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized in prior periods. The reversal is recognized as a reduction to DD&A.
Impairment of Financial Assets
At each reporting date, the Company assesses the expected credit losses associated with its financial assets measured at amortized cost. For accounts receivable, Cenovus measures loss allowances at an amount equal to lifetime ECLs. ECLs are estimated as the difference between the cash flows due to the Company and the cash flows the Company expects to receive, discounted at the effective interest rate on initial recognition. Changes in ECLs are recognized in other income (loss).
I) Leases
As Lessee
The Company recognizes an ROU asset and a lease liability when the leased asset is available for use.
Lease liabilities are measured at the present value of lease payments and estimated costs to dismantle and remove the underlying leased asset. Lease liabilities are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, as well as variable payments based on an index or rate. Lease liabilities are re-measured when there is a change in the future lease payments due to a change in an index or rate. Re-measurement will also occur if there is a change in the expected residual value guarantee or if the Company reconsiders the exercise of a purchase, extension or termination option that is within its control. When the lease liability is re-measured, an adjustment is also made to the carrying amount of the ROU asset.
The ROU asset is initially measured at cost, which includes the initial measurement of the lease liability and initial direct costs. The cost is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term.
Leases with a term of less than twelve months, or leases of an asset with a low value, are recognized over the lease term as an operating, transportation, or general and administrative expense. The Company has elected not to separate non-lease components for storage tanks.
As Lessor
Leases where the Company transfers substantially all of the risks and rewards from ownership of an underlying asset are classified as financing leases. The Company recognizes a receivable at an amount equal to the net investment in the lease, which is the present value of the aggregate of lease payments receivable by the lessor. Cenovus recognizes lease payments for operating leases as income on a straight-line basis over the term of the lease as other income.
J) Business Combinations and Goodwill
Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and non-controlling interest, if any, are recognized and measured at their fair value at the date of acquisition, with the exception of income taxes, stock-based compensation, lease liabilities and ROU assets.
Contingent consideration transferred in a business combination is measured at fair value on the date of acquisition and classified as a financial liability or equity in accordance with the terms of the agreement. Contingent consideration classified as a liability is re-measured at fair value at each reporting date, with changes in fair value recognized in net earnings (loss). Payments are classified as cash used in investing activities until the cumulative payments exceed the acquisition date fair value of the liability. Cumulative payments in excess of the acquisition date fair value are classified as cash used in operating activities. Contingent consideration classified as equity is not re-measured and settlements are recorded in equity.
When a business combination is achieved in stages, the Company re-measures its pre-existing interest at the acquisition date fair value and recognizes the resulting gain or loss, if any, in net earnings (loss).

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
K) Provisions
A provision is recognized if the Company has a present legal or constructive obligation as a result of a past event. It must be possible to reliably estimate the obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where applicable, the expected future cash flows of a provision are discounted using a credit-adjusted risk-free rate. The increase in the provision due to the passage of time is recognized as a finance expense.
Decommissioning Liabilities
The Company will be required to retire its tangible long-lived assets such as producing well sites, upstream processing facilities, surface and subsea plant and equipment, refining facilities and the crude-by-rail terminal. When a disturbance occurs, the Company recognizes a decommissioning liability equal to the present value of estimated future expenditures required to settle the obligation using a credit-adjusted risk-free rate. The initial estimate of the liability is added to the cost of the related asset and amortized over the useful life of the asset. Changes in the provision arising from revisions to expected timing or future decommissioning costs are recognized as a change in the decommissioning liability and the related long-lived asset. Actual expenditures incurred are charged against the liability.
Renewable Fuel Obligations
The Company’s U.S. refining operations incur an RVO, which the Company settles annually using RINs. After considering RINs on hand, the RVO is measured at the expected market price, or on a contracted forward rate, if applicable, of the additional RINs required to settle the compliance obligation. RINs purchased with biofuel are measured using the average market price in the month purchased. RINs purchased on a secondary market are measured at cost. RINs are not amortized. A net RIN position is presented in other assets and a net RVO position is included in other liabilities.
L) Share Capital and Warrants
Common shares, treasury shares and preferred shares are classified as equity. When the Company purchases its own common shares, share capital is reduced by the weighted average carrying value of the shares purchased. Any difference between the purchase price and the carrying value is recorded to paid in surplus. No gain or loss is recognized on the purchase, sale, issuance or cancellation of equity instruments. Common shares and preferred shares are cancelled upon purchase.
Common shares purchased under the employee benefit plan are measured at their cost to acquire and are recorded as treasury shares. When the treasury shares are distributed under the employee benefit plan, the treasury shares are reduced by their weighted average carrying value with the excess or deficiency from the settled employee LTI liability recognized in paid in surplus.
Transaction costs directly attributable to the issue or repurchase of common shares, treasury shares and preferred shares are recognized as a deduction from equity, net of any income taxes.
Warrants are classified as equity and are measured at fair value upon issuance. On exercise, the cash consideration received by the Company and the associated carrying value of the warrants are recorded as share capital.
M) Stock-Based Compensation
Cenovus has a number of stock-based compensation plans that include stock options with associated NSRs, Cenovus replacement stock options, PSUs, RSUs and DSUs. Stock-based compensation costs are recorded in general and administrative expenses.
Stock Options With Associated Net Settlement Rights
NSRs are accounted for as equity instruments, which are measured at fair value on the grant date using the Black-Scholes-Merton valuation model, and are not revalued at each reporting date. The fair value is recognized as stock-based compensation over the vesting period, with a corresponding increase recorded as paid in surplus. On exercise, the cash consideration received by the Company and the associated paid in surplus are recorded as share capital.
Cenovus Replacement Stock Options
Cenovus replacement stock options are accounted for as liability instruments, which are measured at fair value at each period end using the Black-Scholes-Merton valuation model. The fair value is recognized as stock-based compensation over the vesting period. When stock options are settled for cash, the liability is reduced by the cash settlement paid. When stock options are settled for common shares, the cash consideration received by the Company and the previously recorded liability associated with the stock option are recorded as share capital.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2024
Performance, Restricted and Deferred Share Units
PSUs, RSUs and DSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus’s common shares at each period end. The fair value is recognized as stock-based compensation over the vesting period. Fair value fluctuations are recognized in stock-based compensation in the period they occur. Cenovus has certain PSU and RSU plans that may be settled in cash or common shares at the Company's option and certain plans that are settled in cash.
N) Financial Instruments
Financial assets are classified and measured as follows based on the objective of the business model for managing the instrument or group of instruments, and the contractual terms of the cash flows. Financial liabilities are measured at amortized cost or fair value through profit or loss as noted below.

Classification	Instrument Type
Amortized Cost	Cash and cash equivalents, restricted cash, accounts receivable and accrued revenues, accounts payable and accrued liabilities, short-term borrowings, lease liabilities and long-term debt.
Fair Value Through Profit or Loss	Risk management assets and liabilities, and contingent payments.
Fair Value Through Other Comprehensive Income (Loss)	Certain equity investments not held for trading for which an irrevocable election was made at initial recognition.
All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the financial instrument.
Cenovus uses observable market inputs as much as possible when estimating the fair value of financial instruments. Inputs are categorized into the following levels based on how observable the inputs are:
•Level 1: Quoted prices in active markets for identical assets and liabilities.
•Level 2: Inputs other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly.
•Level 3: Unobservable inputs for the asset or liability.
Financial assets and liabilities are not offset unless the Company has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously.
Derivatives
Derivative financial instruments are primarily used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Policies and procedures are in place with respect to required documentation and approvals for the use of derivative financial instruments.
Derivative financial instruments are measured at fair value through profit or loss unless designated for hedge accounting. Derivative instruments not designated as hedges are recorded using mark-to-market accounting whereby any changes in fair value are recorded as a gain or loss on risk management. The estimated fair value of derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.
O) Recent Accounting Pronouncements
New Accounting Standards and Interpretations not yet Adopted
Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which will replace International Accounting Standard 1, “Presentation of Financial Statements”. IFRS 18 will establish a revised structure for the Consolidated Statements of Comprehensive Income (Loss) and improve comparability across entities and reporting periods.
IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard is to be applied retrospectively, with certain transition provisions. The Company is currently evaluating the impact of adopting IFRS 18 on the Consolidated Financial Statements.
Financial Instruments
On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”. The amendments include clarifications on the derecognition of financial liabilities and the classification of certain financial assets. In addition, new disclosure requirements for equity instruments designated as FVOCI were added. The amendments are effective for annual periods beginning on or after January 1, 2026, and will be applied retrospectively. The Company is currently evaluating the impact of the amendments on the Consolidated Financial Statements.

Cenovus Energy Inc. – 2024 Consolidated Financial Statements	58